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03050460

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C.P. Pokphand Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

FILE NO. 82- 3260 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A	(PROXY)	[ ]		

OICF/BY: dw

DATE : 5/7/03



C.P. POKPHAND CO. LTD.

2 0 0 2



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Our Ref. : EC/FL/GS/CPP/050/03

BY AIRMAIL

23rd April, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated April 23, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : 2002 Annual Report
   Date : 23rd April, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



MEMORANDUM

To	:	Mr Dhanin Chearavanont / Mr Min Tieanworn / Mr Prasert Poongkumarn / Mr Thanakorn Seriburi / Mr Veeravat Kanchanadul (c/o Ms Kannika Sattayanuwat) Mr Sumet Jiaravanon Mr Thirayut Phitya-Isarakul Mr Budiman Elkana (c/o Ms Mey Lian) Mr Peter Cheung
c.c.	:	Mr Robert Ho / Mr Alick Pang / Mr K C Chu / Mr Edmond Tsang
From	:	Emily Choi
Date	:	23rd April, 2003
Subject	:	C.P. POKPHAND CO. LTD. ("CPP") - Annual Report for the Year Ended 31st December, 2002

I attach for your retention the 2002 Annual Report of our Company for the year ended 31st December, 2002.

I shall be grateful if Ms Kannika Sattayanuwat would arrange to despatch a copy of the Annual Report to the Directors in CP Bangkok.

Thank you for your kind attention.

Regards

Emily Choi

Encl

21ST FLOOR, FAR EAST FINANCE CENTER, 16 HARCOURT ROAD, HONG KONG
TELEPHONE : 2520 1601 FAX : 2866 7634

Contents



Corporate Information	2
Financial Highlights	3
Details of Biographies of Directors	4
Chairman's Review	6
Management's Discussion and Analysis	10
Financial Review	12
Report of the Directors	23
Report of the Auditors	33
Consolidated Profit and Loss Account	35
Consolidated Summary Statement of Changes in Equity	36
Consolidated Balance Sheet	37
Consolidated Cash Flow Statement	39
Balance Sheet	41
Notes to Financial Statements	42
Notice of Annual General Meeting	122
Explanatory Statement	125



Corporate Information

DIRECTORS
Mr Dhanin Chearavanont
Mr Sumet Jiaravanon
Mr Prasert Poongkumarn
Mr Min Tieanworn
Mr Thirayut Phitya-Isarakul
Mr Thanakorn Seriburi
Mr Veeravat Kanchanadul
Mr Budiman Elkana
(independent non-executive director)
Mr Cheung Koon Yuet, Peter
(independent non-executive director)

AUDIT COMMITTEE
Mr Budiman Elkana
Mr Cheung Koon Yuet, Peter

COMPANY SECRETARY
Ms Choi Yi Mei

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS
21/F Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS
Ernst & Young
Certified Public Accountants
15/F Hutchison House
10 Harcourt Road
Hong Kong

LEGAL ADVISORS
Hong Kong
Baker and McKenzie
14/F Hutchison House
10 Harcourt Road
Hong Kong

Morrison & Foerster
21/F Entertainment Building
30 Queen's Road
Central
Hong Kong

Bermuda
Appleby, Spurling & Kempe
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

SHARE REGISTRARS
Hong Kong
Computershare Hong Kong Investor Services Limited
17/F Hopewell Centre
183 Queen's Road East
Hong Kong

United Kingdom
Computershare Investor Services Plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

Bermuda
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road, Hamilton
Bermuda

PRINCIPAL BANKERS
Bank of America
The Hongkong and Shanghai Banking Corporation Limited

SHARE LISTINGS
The Stock Exchange of Hong Kong Limited
The London Stock Exchange Limited

ADR FACILITIES
Ratio: 1 ADR = 25 Ordinary Shares
Exchange: OTC
CUSIP#: 125918 10 2

Depositary
The Bank of New York
American Depositary Receipts Division
22/F 101 Barclay Street
New York NY 10286
United States of America

Financial Highlights



	Year ended 31st December,	
	2002	2001
	US$'000	*US$'000*
	Audited	Audited
Turnover	**1,542,196**	1,449,463
Cost of sales	**(1,363,107)**	(1,269,807)
Gross profit	**179,089**	179,656
Selling and distribution costs	**(56,335)**	(52,075)
General and administrative expenses	**(92,496)**	(97,965)
Other income, net	**102,294**	27,698
Profit from operating activities	**132,552**	57,314
Finance costs	**(37,103)**	(59,220)
Share of profits less losses of jointly controlled entities	**19,048**	13,396
Share of profits less losses of associates	**1,204**	(2,233)
Profit before tax	**115,701**	9,257
Tax	**(15,105)**	(10,640)
Profit/(Loss) after tax	**100,596**	(1,383)
Minority interests	**(7,994)**	(8,915)
Net profit/(loss) from ordinary activities attributable to shareholders	**92,602**	(10,298)
Accumulated losses at beginning of year	**(140,483)**	(126,516)
Accumulated losses	**(47,881)**	(136,814)
Transfers to statutory reserves	**(1,769)**	(3,669)
Accumulated losses at end of year	**(49,650)**	(140,483)
Earnings/(Loss) per share:		
Basic	**US cents 4.29**	(US cent 0.48)
Dividend per share:		
Interim: nil (2001: nil)	**–**	–
Final: nil (2001: nil)	**–**	–



Details of Biographies of Directors

Mr. Dhanin Chearavanont, aged 64, is the Chairman, Chief Executive Officer and a Director of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Sumet Jiaravanon, aged 69, is the Executive Chairman and a Director of the Company. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and the United States of America.

Mr. Prasert Poongkumarn, aged 67, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Min Tieanworn, aged 67, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and has been with the Group for over 31 years. He is presently responsible for the finance of the Group and is the Chief Financial Officer.

Mr. Thirayut Phitya-Isarakul, aged 61, is the President and a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Vice Chairman of the agro-industrial division of the Group. He has extensive experience in agro-industrial operations in Asia and elsewhere.

Mr. Thanakorn Seriburi, aged 58, is a Director of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He has been working since 1979 on investment projects for the Group in the PRC. He has extensive experience in industrial operations in Asia and elsewhere.

Mr. Veeravat Kanchanadul, aged 65, is a Director of the Company. He was formerly Dean of the Business Administration Faculty, National Institute of Development Administration, Thailand. He has been with the Charoen Pokphand Group since 1980. He is currently a senior finance executive of the Group.



Mr. Budiman Elkana, aged 72, is an Independent Non-executive Director of the Company. He received both his Bachelor of Business Administration and Master of Accounting from the University of Indonesia and began his career in the public accounting profession in 1959. He was the Partner of SGV Utomo and the Managing Partner of Andersen Consulting in Indonesia. He has extensive experience in the fields of audit and management consultancy. He is the Chairman of the Audit Committee of the Company.

Mr. Cheung Koon Yuet, Peter, aged 65, is an Independent Non-executive Director of the Company. He has long years of experience in business administration and previously served as an Executive Director of a listed company in Hong Kong. He is experienced in China trade and business developments in the PRC. He is a member of the Audit Committee of the Company.

Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon are brothers. Mr. Thirayut Phitya-Isarakul and Mr. Thanakorn Seriburi are also brothers. Other than these relationships, there are no family relationships between any Director or senior executive and any other Director or senior executive of the Company.



Chairman's Review

RESULTS

The Group registered a significant rebound in operating results for the year ended 31st December, 2002. This was mainly attributable to the gain on disposals of interest in an associate. Consolidated turnover was US$1,542.2 million (2001: US$1,449.5 million). Consolidated operating profit was US$132.6 million (2001: US$57.3 million). Profit after tax for the year was US$100.6 million (2001: loss after tax of US$1.4 million). Net profit attributable to shareholders was US$92.6 million (2001: net loss of US$10.3 million).

DIVIDENDS

The Directors do not recommend a final dividend for the year ended 31st December, 2002 (2001: nil).

RESTRUCTURING

The Company entered into the formal Group restructuring agreement (the "Agreement") with its bank creditors on 28th February, 2001. Subsequently, an amended reduction schedule for the scheme indebtedness and an extension of the period of restructuring for twelve months to 31st December, 2003 have been agreed with the creditors and the First Amendment Agreement to the Agreement has been signed on 5th December, 2001. The Company has made distributions of US$88.6 million (2001: US$216.8 million) to the creditors during the year, amounting to a total distribution of US$305.4 million.

As a result of the successful conclusion of the Agreement, the Group's borrowings, including bank loans and floating rate notes, have been classified in the financial statements in accordance with the revised terms specified in the restructuring documents as at 31st December, 2002 and the audited financial statements have been prepared on a going concern basis.

Your attention is also drawn to the Report of the Auditors on pages 33 and 34 and note 1 to the financial statements on pages 42 and 43 which highlight the Group's measures to generate additional working capital for the purpose of reducing its indebtedness.

TURNOVER

Consolidated turnover was US$1,542.2 million (2001: US$1,449.5 million). Only the turnover of the Company and its subsidiaries is shown in the financial highlights section on page 3 thus excluding the turnover of all of our PRC jointly controlled entities and associates, which are major business entities in their own right. On the other hand, the table on page 12 which shows the "Total and Attributable Turnover Under Management" of the Company represents the turnover of the Group's business whether as subsidiaries, jointly controlled entities or associates. As the table illustrates, our agri-business in the PRC continues to be the dominant part of the Group's activities.



DIVISIONAL PERFORMANCE

AGRI-BUSINESS

PRC – CHINA AGRO AND CHINA INVESTMENT

During the year under review, Chia Tai (China) Agro-Industrial Ltd. ("China Agro") and Chia Tai (China) Investment Co., Ltd. ("China Investment"), the two wholly-owned subsidiaries which run our agri-business operations in the PRC, saw a 5.1% increase in turnover.

Turnover on a consolidated basis was US$1,415.5 million (2001: US$1,346.5 million). Together with the turnover of the jointly controlled entities and associates, turnover under management was US$2,207.3 million (2001: US$2,543.6 million). Unit sales of our two main products, complete feed and day-old chicks were 4.9 million tonnes (2001: 5.5 million tonnes) and 364.0 million units (2001: 436.4 million units), decreases of 10.9% and 16.6% respectively.

The total consolidated profit attributable to shareholders of China Agro and China Investment during the year was US$96.3 million (2001: US$4.5 million).

During the year under review, the Group disposed of 187,396,528 (2001: 40,326,024) shares in Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") at an average price of US$0.57 (2001: US$0.73) per share and recorded a gain of US$87.6 million (2001: US$26.1 million). In addition, there was an unrealized gain of US$20.1 million (2001: nil) from Shanghai Dajiang shares. As at 31st December, 2002, the Group's interest in Shanghai Dajiang shares was 8.7% (2001: 36.4%).

Excluding the gain in Shanghai Dajiang shares, our operating loss was US$11.4 million (2001: US$21.6 million).

Our operating results have been affected by a number of factors. During the second half of 2002, outbreak of the epidemic disease of swine in some areas and Northern PRC, abnormal rainfall, drought and the drastic increase in cost of major raw materials caused a reduction in the gross margin of our feed business.

For the poultry business, as the European Community has not yet released their import control over Chinese chicken meat products, Japan remains the primary export market for our chicken meat products. However, the devaluation of the Brazilian currency in 2002 has led to a large inflow of low-priced Brazilian chicken meat products into the Japanese market, resulting in a reduction of the average selling price by 20%. Our integration ventures suffered from both losses in quantity and gross margin for the exports.

Other than to continue focusing on value-added poultry meat processing products for export, the Group will explore the potential markets in Europe as well as the high value-added and branded meat processing products in the domestic market. We will also increase our attention to develop in the domestic aqua feed market.

The performance of our PRC agri-business ventures is presented on pages 15 to 18.

TURKEY

The performance of our Turkish operation has significantly improved and achieved a profit of US$8.0 million (2001: loss of US$3.9 million). During the year, our Turkish operation recorded an increase in sales of chicken meat both in terms of volume and unit price. Moreover, it has benefited from the relatively stable value of Turkish Lira this year when compared with the exchange loss from free float of Turkish Lira last year. As there is a tendency in tightening the control in environmental protection in Western Europe, part of the chicken meat production has recently been shifted to Eastern Europe and the Middle East, our Turkish operation is expected to benefit from this in the near future.

INDONESIA

The Group maintains a 19.75% interest in P.T. Surya Hidup Satwa and a 7.09% interest in P.T. Central Proteinaprima.

THAILAND

During the year, all the warrants of Charoen Pokphand Foods Public Company Limited held by the Group were disposed and there was a gain of US$0.6 million on disposal.

INDUSTRIAL BUSINESS

PRC – EK CHOR CHINA

For the year under review, the motorcycle business of Ek Chor China Motorcycle Co. Ltd., our 68.2%-owned New York-listed subsidiary, recorded net income of RMB53.0 million (US$6.4 million) (2001: US$4.6 million), an increase of 39.1% over 2001. Basic earnings per share was RMB3.02 (US$0.37) (2001: US$0.26). Net profit attributable to shareholders of this division was US$4.4 million (2001: US$3.2 million). All the major ventures were profitable.

Luoyang Northern Ek Chor Motorcycle Company Limited reported a net income of RMB2.0 million (US$0.2 million) for the year under review (2001: net loss of RMB25.0 million/US$3.0 million).

Shanghai-Ek Chor General Machinery Co., Ltd. reported a net income of RMB119.3 million (US$14.4 million) during the year (2001: RMB133.4 million/US$16.1 million).



Zhan Jiang Deni Carburetor Co. Ltd. reported a net income of RMB35.8 million (US$4.3 million) during the year (2001: RMB25.8 million/US$3.1 million).

ECI Metro Investment Co., Ltd. ("ECI Metro"), the 50%-owned venture in the dealership business of Caterpillar products, reported a net income of RMB15.4 million (US$1.9 million) (2001: RMB1.8 million/US$0.2 million) during the year. In January, 2002, ECI Metro was awarded with three additional provinces and autonomus regions by Caterpillar in its dealership territory.

The PRC market shall remain full of challenges and changes. Major international players are also seeking opportunities in the market. We shall continue to monitor carefully the market development and to further focus on consolidating and increasing market share and improving operating efficiency.

Summarised financial information of Ek Chor China is presented on pages 19 to 22.

OUTLOOK

Challenging business conditions still prevail in early 2003. However, with our continuous efforts in improving operating efficiency, upgrading technical knowhow and focusing on product development, we believe that the Group will be well positioned to cope with the challenges ahead and capitalize on the economic growth in the PRC. The Board and the management remain optimistic about the prospect of the Group.

Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong
2nd April, 2003



Management's Discussion and Analysis

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2002, the Group had total assets of US$1,109.1 million, up 2.6% from US$1,081.5 million at the year end of 2001. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$659.9 million and 283% respectively, as compared to US$752.4 million and 508% as at 31st December, 2001.

An analysis of our balance sheet is shown on page 13.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term loans, floating rate notes and from the disposal of certain assets. The Group had cash and cash equivalents of US$95.6 million as at 31st December, 2002 (2001: US$88.6 million), an increase of US$7.0 million.

INTEREST STRUCTURE AND EXCHANGE RATES EXPOSURE

Most of the borrowings were in U.S. dollars and RMB, and the interest rates ranged from 2.1% to 7.9% per annum in 2002.

The majority of the borrowings by the Group's ventures in the PRC are in RMB obtained from the local banks, with a small amount in U.S. dollars. Most of these ventures are paying interest rates ranging from 2.9% to 7.9% per annum in 2002.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. The ventures require foreign currencies for the purchase of imported raw materials, parts and components, and they are able to obtain the foreign currencies necessary to meet their operational needs. We expect that the exchange rate between RMB and U.S. dollar will remain stable, otherwise, the Group's cash inflow of dividends generated from the PRC ventures will be affected. Please refer to note 34 to the financial statements for details. As neither the Bank of China nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offers forward exchange contracts, the Group is not able to hedge for the foreign exchange exposure of RMB.

The Group's borrowing in Turkey are predominantly in U.S. dollars, with a small amount in Turkish Lira. The interest rates for U.S. dollar borrowings ranged from 2.1% to 7.0% per annum in 2002. The Group has benefited from the relatively stable value of Turkish Lira during 2002 when compared with the exchange loss from free float of Turkish Lira last year. Hence, the performance of our Turkish operation has significant improved during the year.



The Group had not engaged in any derivative for hedging against both the interest and exchange rate risks at the balance sheet date (2001: nil).

CHARGES ON GROUP ASSETS

As at 31st December, 2002, out of the total borrowings of US$659.9 million (2001: US$752.4 million) obtained by the Group, only US$123.5 million (2001: US$120.3 million) were secured and accounted for 18.7% (2001: 16.0%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$195.4 million (2001: US$132.6 million), fixed deposits of US$1.7 million (2001: US$3.2 million) and inventories of US$3.0 million (2001: nil) have been pledged as security for various short and long term bank loans. Details of the classification and charges on Group assets are set out in note 30 to the financial statements.

CAPITAL COMMITMENTS

The capital expenditure commitments and the operating lease commitments of the Group at the balance sheet date are set out in note 36 to the financial statements.

CONTINGENT LIABILITIES

As at 31st December, 2002, the Group has provided certain guarantees to jointly controlled entities, a related company and third parties, details of the contingent liabilities are shown in note 37 to the financial statements.

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2002, the Group employed around 54,000 staff (including 20,000 staff from the jointly controlled entities and associates) in the PRC, Hong Kong and Turkey. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme. Details of retirement benefits schemes are shown in note 3 to the financial statements.



Financial Review

THE COMPANY

TOTAL AND ATTRIBUTABLE TURNOVER UNDER MANAGEMENT

The following table summarises the total and attributable turnover under the Company's management. This table includes 100% of the turnover of all of the business we have invested in, whether as subsidiaries, jointly controlled entities or associates, and is designed to give you a better picture of the range and size of our activities.

	Total		Group Ownership	Attributable	
	US$ million	%	%	*US$ million*	%
PRC agri-business	2,207.3	83.4	25-100	1,657.7	88.7
Turkey agri-business	126.6	4.8	85-100	107.0	5.7
PRC industrial business	310.8	11.8	14-38	105.3	5.6
Property holding/ Investment holding	0.1	–	100	0.1	–
	2,644.8	100.0		1,870.1	100.0

ANALYSIS OF TURNOVER AND NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS BY PRINCIPAL ACTIVITY AND GEOGRAPHICAL LOCATION OF OPERATIONS

	Turnover		Net Profit/(Loss)	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Agri-business operations				
PRC	**1,415,510**	1,346,546	**96,325**	4,462
Turkey	**126,580**	100,935	**8,019**	(3,901)
	1,542,090	1,447,481	**104,344**	561
Indonesia	**–**	–	**1,292**	(1,978)
Thailand	**–**	1,701	**579**	6,300
	1,542,090	1,449,182	**106,215**	4,883
Industrial operations	**–**	–	**4,369**	3,232
Property holding	**106**	254	**(3,429)**	(660)
Investment holding*	**–**	27	**(14,553)**	(17,753)
	1,542,196	1,449,463	**92,602**	(10,298)

* *including Hong Kong headquarters' general expenses*



BALANCE SHEET

GEOGRAPHICAL BREAKDOWN OF TOTAL ASSETS

	2002		2001	
	US$ million	%	*US$ million*	%
PRC				
Hong Kong	**21.2**	**1.9**	31.2	2.9
Mainland	**1,031.3**	**93.0**	990.4	91.6
	1,052.5	**94.9**	1,021.6	94.5
Turkey	**48.9**	**4.4**	53.5	4.9
Indonesia	**7.7**	**0.7**	6.4	0.6
	1,109.1	**100**	1,081.5	100.0

KEY RATIOS

	2002	2001
	%	%
Debt to equity ratio*	**283**	508
Long term debt to equity ratio	**74**	218
Working capital ratio	**58**	54
Quick ratio	**34**	31
Net asset value per share	**US cents 7.02**	US cents 3.18

* *Debt to equity ratio = Total debt/Net asset value*



JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

The following, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly controlled entities and associates involving in agri-business and industrial business as at the balance sheet date accounted for by the Group, using the equity method, for the year ended 31st December, 2002:

	PRC		
	Agri-business	Industrial business	Total
	US$'000	*US$'000*	*US$'000*
Balance Sheet Data:			
Fixed assets	194,078	98,741	292,819
Long term investments	8,891	7,000	15,891
Long term receivables and other assets	1,462	1,571	3,033
Current assets	213,217	174,484	387,701
Creditors: Amounts falling due within one year	(276,631)	(128,821)	(405,452)
Net current assets/(liabilities)	(63,414)	45,663	(17,751)
Creditors: Amounts falling due after one year	(7,717)	(13,209)	(20,926)
	133,300	139,766	273,066
Shareholders' funds	133,076	138,081	271,157
Minority interests	224	1,685	1,909
	133,300	139,766	273,066
Profit and Loss Account Data:			
Turnover	624,994	327,931	952,925
Profit before tax	16,299	26,180	42,479
Tax	(4,329)	(6,527)	(10,856)
Profit after tax	11,970	19,653	31,623
Minority interests' share of losses/(profits)	422	(241)	181
Profit attributable to shareholders	12,392	19,412	31,804
Group's proportionate share of profits less losses after tax for the year	5,589	9,376	14,965



DIVISIONAL PERFORMANCE

CHINA AGRO AND CHINA INVESTMENT

The combined consolidated profit and loss account and balance sheet of China Agro and China Investment are set out as follows:

COMBINED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2002	2001
	US$'000	*US$'000*
Turnover	**1,415,510**	1,346,546
Operating costs	**(1,317,639)**	(1,331,941)
Operating profit	**97,871**	14,605
Share of profits less losses of jointly controlled entities and associates	**7,865**	(1,648)
Profit before tax	**105,736**	12,957
Tax	**(9,362)**	(5,858)
Profit after tax	**96,374**	7,099
Minority interests' share of profits	**(49)**	(2,637)
Net profit attributable to shareholders	**96,325**	4,462

COMBINED CONSOLIDATED BALANCE SHEET

		2002 US$ million		2001 US$ million
Fixed assets		**540.0**		550.6
Jointly controlled entities and associates		**59.6**		83.0
Other investments		**0.5**		0.1
Investment properties		**0.3**		–
Goodwill		**3.7**		5.4
Current assets	**489.2**		381.6	
Current liabilities	**(738.5)**		(610.8)	
Net current liabilities		**(249.3)**		(229.2)
Term loans		**(18.9)**		(52.4)
Net operating assets		**335.9**		357.5
Share capital		**33.1**		30.1
Reserves		**(12.4)**		(97.6)
Amount due to holding company		**266.5**		374.8
		287.2		307.3
Minority interests		**48.7**		50.2
		335.9		357.5



AGRI-BUSINESS PERFORMANCE SUMMARY

Turnover under management – agri-business projects in the PRC


US$mn
3,000
2,500
2,000
1,500
1,000
500
0
2,428.8
1,989.6
2,281.2
2,543.6
2,207.3
1998
1999
2000
2001
2002

Sales volume of day-old chicks in the PRC


Birds (mn)
500
400
300
200
100
0
394
393
416
436
364
1998
1999
2000
2001
2002

Sales volume of complete feed in the PRC


Tonnes (mn)
8
7
6
5
4
3
2
1
0
5.3
4.8
5.4
5.5
4.9
1998
1999
2000
2001
2002

TOTAL UNIT SALES OF MAJOR PRODUCTS

For the year ended 31st December, 2002

Complete feed	Concentrate	Premix	Day-old chicks	Broiler meat
(tonnes)	*(tonnes)*	*(tonnes)*	*('000 birds)*	*(tonnes)*
4,910,235	827,487	100,803	363,993	269,878

ANALYSIS OF PRC AGRI-BUSINESS SALES AND PROFITABILITY

Category		Number of Projects	Sales *RMB million*
1.	Projects which were profitable in both 2001 and 2002	49	10,918
2.	Projects which became profitable in 2002	16	1,303
3.	Projects which incurred a loss in 2002	35	5,446
4.	Projects which commenced operation in 2002	8	654
	Total	108	18,321

Category		Number of Projects	Net profit/(loss) *RMB million*
1.	Projects which were profitable in both 2001 and 2002	49	430
2.	Projects which became profitable in 2002	16	21
3.	Projects which incurred a loss in 2002	35	(333)
4.	Projects which commenced operation in 2002	8	(38)
	Total	108	80



EK CHOR CHINA

The following information is extracted from the 2002 audited financial statements and annual report of Ek Chor China:

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended 31st December,		
	2002	**2002**	2001
	US$'000	***RMB'000***	*RMB'000*
Share of net income of joint ventures and associated companies	**8,924**	**73,890**	54,090
Interest income	**326**	**2,700**	5,620
Other income	**108**	**895**	1,263
	9,358	**77,485**	60,973
General and administrative expenses	**(2,896)**	**(23,976)**	(25,367)
Management service and consultancy fees paid to ultimate holding company	**(454)**	**(3,762)**	(2,060)
Foreign exchange gains, net	**9**	**73**	19
Provision for investments	**(1,993)**	**(16,500)**	–
Income before minority interests	**4,024**	**33,320**	33,565
Minority interests	**160**	**1,319**	942
Net income from continuing operations	**4,184**	**34,639**	34,507
Discontinued operations:			
Share of net income of a disposed associated company	**362**	**2,999**	3,832
Gains on disposal of interest in an associated company	**1,851**	**15,327**	–
	2,213	**18,326**	3,832
Net income	**6,397**	**52,965**	38,339
Basic and diluted earnings per share *(Note 1)*	**US$0.37**	**RMB3.02**	RMB2.19

Note:

1 Earnings per share

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the applicable period.

The weighted average number of shares of Common Stock outstanding was 17,526,000 for each of the years ended December 31, 2002 and 2001.

As there were no diluted potential common shares in 2002 and 2001, the amounts of diluted earnings per share are the same as that of basic earnings per share for both of the years.

CONSOLIDATED BALANCE SHEETS

	2002 US$'000	2002 RMB'000	2001 RMB'000
ASSETS			
Current assets:			
Cash	**36,514**	**302,334**	125,299
Prepayments, deposits and other receivables	**327**	**2,708**	3,372
Total current assets	**36,841**	**305,042**	128,671
Amounts due from related parties	**5,066**	**41,944**	136,058
Property and equipment, net	**5,242**	**43,401**	44,346
Investments in PRC joint ventures	**51,769**	**428,652**	419,599
Investments in associated companies	**4,986**	**41,288**	70,735
Total assets	**103,904**	**860,327**	799,409
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	**1,488**	**12,322**	3,050
Total current liabilities	**1,488**	**12,322**	3,050
Amount due to a related party	**468**	**3,873**	5,192
Shareholders' equity:			
Capital stock – Common stock, par value US$0.10 per share, 25,000,000 shares authorized; 17,526,000 shares outstanding	**1,286**	**10,652**	10,652
Additional paid-in capital	**89,472**	**740,828**	740,828
Retained earnings	**11,190**	**92,652**	39,687
Total shareholders' equity	**101,948**	**844,132**	791,167
Total liabilities and shareholders' equity	**103,904**	**860,327**	799,409



SUMMARY OF FINANCIAL INFORMATION

	For the years ended 31st December,		
	2002	**2002**	2001
	US$'000	***RMB'000***	*RMB'000*
Ek Chor China			
Share of net income of joint ventures and associated companies	**8,924**	**73,890**	57,922
Provision for investments	**(1,993)**	**(16,500)**	–
Income before income taxes and minority interests	**4,024**	**33,320**	33,565
Net income	**6,397**	**52,965**	38,339
Basic and diluted earnings per share	**US$0.37**	**RMB3.02**	RMB2.19
Luoyang Motorcycle			
Net sales	**105,470**	**873,295**	655,915
Operating income/(loss)	**631**	**5,222**	(16,344)
Income/(Loss) before taxes	**673**	**5,574**	(21,923)
Net income/(loss)	**242**	**2,003**	(25,023)
Shanghai Machinery			
Net sales	**125,490**	**1,039,055**	985,784
Operating income	**20,319**	**168,245**	193,473
Income before taxes	**20,031**	**165,860**	184,826
Net income	**14,411**	**119,322**	133,406
Deni Carburetor			
Net sales	**28,685**	**237,511**	205,499
Operating income	**5,606**	**46,419**	34,194
Income before taxes	**4,978**	**41,218**	31,487
Net income	**4,322**	**35,784**	25,765
ECI Metro			
Net sales	**51,161**	**423,617**	257,389
Operating income	**2,422**	**20,058**	5,308
Income before taxes	**1,932**	**15,995**	1,258
Net income	**1,858**	**15,382**	1,800



UNIT SALES

		Unit sales for the years ended 31st December, 2002	2001	% Increase/ (Decrease) over 2001
Luoyang Motorcycle	– 50cc model	**23,013**	13,018	76.8
	– 70cc model	**367**	–	N/A
	– 90cc model	**98,200**	86,715	13.2
	– 100cc model	**77,131**	54,503	41.5
	– 110cc model	**44,739**	7,510	495.7
	– 125cc model	**50,454**	28,661	76.0
	– 150cc model	**936**	535	75.0
		294,840	190,942	54.4
Shanghai Machinery	– Air conditioner compressors	**998,749**	736,493	35.6
	– Receiver-dryers	**567,490**	475,105	19.4
Deni Carburetor	– Motorcycle carburetors	**3,445,470**	2,246,200	53.4
	– Automotive carburetors	**14,896**	20,400	(27.0)

Report of the Directors



The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly controlled entities and associates are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to results by principal activity and geographical location of operations are set out in notes 4 and 11 to the financial statements, respectively.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31st December, 2002 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 35 to 121.

The directors do not recommend the payment of any dividends in respect of the year.

SUMMARY FINANCIAL INFORMATION

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2002, as extracted from the published audited financial statements, are as follows:

	2002	2001	2000	1999	1998
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**1,109,076**	1,081,488	1,340,541	1,341,274	1,427,373
Total liabilities	**875,980**	933,287	1,186,340	1,154,019	1,212,777
Minority interests	**81,497**	79,581	77,235	82,801	94,334
Shareholders' equity	**151,599**	68,620	76,966	104,454	120,262
	1,109,076	1,081,488	1,340,541	1,341,274	1,427,373
Net profit/(loss) from ordinary activities attributable to shareholders	**92,602**	(10,298)	(51,154)	(13,679)	(26,889)



FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 15 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 16 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options are set out in note 31 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements.

DISTRIBUTABLE RESERVES

At 31st December, 2002, the Company had a contributed surplus of US$6,093,000 (2001: US$6,093,000) which is distributable to shareholders under certain prescribed circumstances. In addition, the Company's share premium account in the amount of US$51,210,000 (2001: US$51,210,000) may be distributed in the form of fully paid bonus shares. The directors presently have no intention of distributing any of the above distributable reserves.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$380,000 (2001: US$298,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively.



DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Dhanin Chearavanont
Sumet Jiaravanon
Prasert Poongkumarn
Min Tieanworn
Thirayut Phitya-Isarakul
Thanakorn Seriburi
Veeravat Kanchanadul

Independent non-executive directors:

Budiman Elkana
Cheung Koon Yuet, Peter

In accordance with the Company's bye-laws, Messrs. Sumet Jiaravanon, Prasert Poongkumarn and Min Tieanworn will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The independent non-executive directors of the Company are appointed for a term of one year and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Details of the directors' interests in contracts are set out in note 38 to the financial statements.

Except as disclosed in note 38, no director had a beneficial interest, either direct or indirect, in any significant contract to which the Company or any of its subsidiaries was a party at the balance sheet date or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At the balance sheet date, the interests of the directors and the chief executive and their associates in the issued share capital of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") were as follows:

	Nature of interest				
Name of director/ chief executive	**Personal**	**Family**	**Corporate**	**Other**	**Total number of shares**
Dhanin Chearavanont	–	–	1,066,662,834 [(1)]	–	1,066,662,834
Sumet Jiaravanon	–	–	1,066,662,834 [(1)]	–	1,066,662,834 [(2)]

Notes:

(1) 447,470,889 shares were held by Perfect Investment Limited and 572,482,210 shares were held by Pakeman Co. Inc. and its nominees and 46,709,735 shares were held by CPI Holding Co., Ltd. Messrs. Dhanin Chearavanont and Sumet Jiaravanon have beneficial interests in these three companies.

(2) 1,066,662,834 shares are duplicated in the corporate interest attributable to Mr. Dhanin Chearavanont.



At the balance sheet date, the beneficial interests of the directors and the chief executive and their associates in the share capital of the Company's associated corporations, as defined in the SDI Ordinance, were as follows:

Name of director/ chief executive	Name of corporation in which notifiable interest is held	Number of shares held
Dhanin Chearavanont	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
Sumet Jiaravanon	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000
	Ek Chor China Motorcycle Co. Ltd.	100,000

* *These shares were duplicated in the interests owned by Mr. Dhanin Chearavanont.*

Save as disclosed above, none of the directors and the chief executive or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEMES

Apart from the share option schemes set out in note 31 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors, their respective spouses, or children below 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.



SUBSTANTIAL SHAREHOLDERS

At the balance sheet date, the following shareholders had notified the Company of a direct or indirect interest in 10% or more of the issued share capital of the Company:

Name	*Notes*	Number of shares held	Percentage of the Company's issued capital
Chia Tai International Investment Company Limited	*(1)*	247,963,640	11.49
Charoen Pokphand (China) Company Limited	*(1)*	247,963,640	11.49
Charoen Pokphand Holding Company Limited	*(2)*	447,470,889	20.73
Perfect Investment Limited	*(3)*	447,470,889	20.73
Pakeman Co. Inc.	*(4)*	572,482,210	26.52

Notes:

(1) Chia Tai International Investment Company Limited directly owned 247,963,640 shares in the Company. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

(2) Certain of the subsidiaries of Charoen Pokphand Holding Company Limited beneficially owned 199,507,249 shares in the Company. It has also declared an additional interest in the same 247,963,640 shares referred to in note (1) above by virtue of its shareholding in Charoen Pokphand (China) Company Limited.

(3) Perfect Investment Limited has declared an interest in the same 447,470,889 shares in which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

(4) Pakeman Co. Inc. and its nominees beneficially owned a total of 572,482,210 shares in the Company.

Apart from the foregoing, no person, other than the directors or chief executive of the Company, whose interests are set out above, had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

CONNECTED TRANSACTIONS

Transactions made during the year as set out in notes 38(a) and (c) to the financial statements under the heading of "Related party transactions" were connected transactions. The remaining transaction as set out under the heading of "Related party transactions" did not constitute connected transaction.

The independent non-executive directors have confirmed that the connected transactions arose in the ordinary and usual course of the Group's business and they were entered into based on normal commercial terms and in accordance with the terms of the agreements of the underlying transactions.



COMPETING BUSINESS

Pursuant to Rule 8.10(2) of the Listing Rules, details of the interests held by the directors of the Company in business, which compete or are likely to compete with the Company, are disclosed as follows:

(i) Chia Tai Group (Tianjin) Enterprises Co., Ltd. ("CT Tianjin")

CT Tianjin is a wholly foreign-owned enterprise established in the People's Republic of China (the "PRC") in which Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, ultimately own 50% and 45% interests, respectively.

CT Tianjin is engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. Its turnover amounted to RMB586.9 million for the year ended 31st December, 2002. CT Tianjin may compete with four joint ventures under the Company which are engaged in similar business in the nearby provinces.

CT Tianjin was managed by a separate management team and the business transactions are carried out at arm's length and at the prevailing market prices.

The Group acquired Yue Thai Industrial (Tianjin) Company Limited and its subsidiaries, which included CT Tianjin on 24th December, 2002. Since then, CT Tianjin ceased to be a competing company to the Group. Please refer to notes 35 and 38(c) to the financial statements for further details.

(ii) Beijing Dafa Chia Tai Co. Ltd. ("Beijing Dafa")

Beijing Dafa is a Sino-foreign owned enterprise established in the PRC in which Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, ultimately own 50% and 45% interests, respectively.

Beijing Dafa is engaged in the broiler integration business for both domestic consumption in the PRC and for export. Its turnover amounted to RMB1,111.6 million for the year ended 31st December, 2002. Beijing Dafa may compete with the joint ventures under the Company which are engaged in similar business.

Beijing Dafa is managed by a separate management team and the business transactions are carried out at arm's length and at the prevailing market prices.

PRACTICE NOTE 19 OF THE LISTING RULES

As at 31st December, 2002, the financial assistance and guarantees given to and for affiliates in aggregate amounted to approximately 18.3% of the audited consolidated net tangible assets of the Company as at the same date. Furthermore, there were covenants in certain loan agreements of the Group relating to specific performance obligations of the Company's controlling shareholders.

The following information is hereby disclosed pursuant to Practice Note 19 of the Listing Rules:

(i) Information extracted from the balance sheets as at 31st December, 2002 of the affiliates to which the Company has provided financial assistance is as follows:

Name of affiliates	Equity interest owned by the Group	Total assets	Total liabilities	Net asset value/ (deficiency in assets)
		US$'000	*US$'000*	*US$'000*
Beijing Chia Tai Feedmill Limited	33%	11,571	8,483	3,088
Beijing Poultry Breeding Company Limited	36%	17,934	8,305	9,629
Henan East Chia Tai Co., Ltd.	50%	7,958	4,087	3,871
Jilin Chia Tai Enterprises Co., Ltd.	50%	14,644	4,654	9,990
Jilin Dalong Feed Co., Ltd.	33%	1,621	766	855
Jilin De Da Company Limited	50%	221,588	176,410	45,178
Kaifeng Chia Tai Company Limited	50%	24,288	22,025	2,263
Luoyang Northern Ek Chor Motorcycle Company Limited	38%	67,621	33,426	34,195
Nantong River Mouth Bio-tech Co., Ltd.	33%	8,572	6,735	1,837
Tangshan Chia Tai Feedmill Co., Ltd.	38%	2,652	4,246	(1,594)
Total		378,449	269,137	109,312



(ii) Information extracted from the balance sheets as at 31st December, 2002 of the affiliates to which the Company has provided guarantees for facilities/loans offered to them is as follows:

Name of affiliates	Equity interest owned by the Group	Total assets	Total liabilities	Net asset value/ (deficiency in assets)
		US$'000	US$'000	US$'000
Beijing Chia Tai Feedmill Limited	33%	11,571	8,483	3,088
Han Dan Chia Tai Feed Co., Ltd.	50%	2,755	2,694	61
Jilin Chia Tai Company Limited	45%	6,431	11,087	(4,656)
Jilin Chia Tai Enterprises Co., Ltd.	50%	14,644	4,654	9,990
Kaifeng Chia Tai Company Limited	50%	24,288	22,025	2,263
P.T. Centralpertiwi Bahari	7%	131,822	164,821	(32,999)
Total		191,511	213,764	(22,253)

(iii) Loan agreements with covenants relating to specific performance obligations of the Company's controlling shareholders are summarised as below:

Certain banking facilities of the Group impose a requirement for a specified minimum shareholding level in the Company (being, in one facility, 50%, and, in further two facilities, 51%) to be maintained by the Company's controlling shareholders, which hold an approximate 49.4% interest in the issued share capital of the Company. Although the Company's controlling shareholders do not maintain the specified minimum shareholding level as imposed by several banks, the Company has entered into the formal Group restructuring agreement with its bank creditors on repayment of the outstanding amounts. As at 31st December, 2002, the outstanding amount owing by the Group under these facilities aggregated approximately US$9,147,000.

As announced by the Company in 1998, the Company was unable to redeem certain of its floating rate notes upon their early redemption which, as a result of cross-default provisions, constituted an event of default under its other floating rate notes and the credit facilities provided by certain of its bank creditors. Such facilities include those referred to above with minimum shareholding covenants.



SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Group disposed of 42,799,726 shares of Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") and recorded a gain of approximately US$3,445,000. As a result of the disposal, the Group's interest in Shanghai Dajiang was reduced from 8.7% to 2.4%.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this annual report.

AUDIT COMMITTEE

The Audit Committee comprised the two independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principal duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year to review the Company's financial statements prior to the finalisation of the interim and final results.

AUDITORS

Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Sumet Jiaravanon
Director

Hong Kong
2nd April, 2003



ERNST & YOUNG

To the members
C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 35 to 121 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTY RELATING TO THE GOING CONCERN BASIS

As further explained in note 1 to the financial statements, in the prior year, the Group obtained agreement from its lending banks and the holders of its floating rate notes (collectively referred to as "the Lenders") to a revised repayment schedule for its bank and floating rate note indebtedness and the repayment schedule was extended to 31st December, 2003 to cover the revised period of



the restructuring. Note 1 summarises the key highlights of the Group's measures to generate additional working capital for the purpose of reducing its indebtedness. In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the financial statements, which explain the circumstances giving rise to concerns regarding the fundamental uncertainties relating to the adoption of the going concern basis of presentation. The financial statements have been prepared on a going concern basis, the validity of which depends upon the Group's ability to generate sufficient cash inflows from its operating activities and the successful outcome of the disposal of non-core assets. The financial statements do not include any adjustments that would result from the failure of the Group to generate sufficient cash inflows from its operating activities and the disposal of non-core assets not being able to be conducted as planned. We consider that appropriate disclosures and estimates have been made in the financial statements and our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants
Hong Kong
2nd April, 2003

Consolidated Profit and Loss Account



Year ended 31st December, 2002

	Notes	2002 US$'000	2001 US$'000
TURNOVER	4	**1,542,196**	1,449,463
Cost of sales		**(1,363,107)**	(1,269,807)
Gross profit		**179,089**	179,656
Selling and distribution costs		**(56,335)**	(52,075)
General and administrative expenses		**(92,496)**	(97,965)
Other income, net	6	**102,294**	27,698
PROFIT FROM OPERATING ACTIVITIES	7	**132,552**	57,314
Finance costs	8	**(37,103)**	(59,220)
Share of profits less losses of jointly controlled entities	18	**19,048**	13,396
Share of profits less losses of associates	19	**1,204**	(2,233)
PROFIT BEFORE TAX	11	**115,701**	9,257
Tax	12	**(15,105)**	(10,640)
PROFIT/(LOSS) AFTER TAX		**100,596**	(1,383)
Minority interests		**(7,994)**	(8,915)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	13	**92,602**	(10,298)
Accumulated losses at beginning of year		**(140,483)**	(126,516)
ACCUMULATED LOSSES		**(47,881)**	(136,814)
Transfers to statutory reserves	32	**(1,769)**	(3,669)
ACCUMULATED LOSSES AT END OF YEAR		**(49,650)**	(140,483)
EARNINGS/(LOSS) PER SHARE – BASIC	14	**US cents 4.29**	(US cent 0.48)



Consolidated Summary Statement of Changes in Equity

Year ended 31st December, 2002

	Notes	2002 US$'000	2001 US$'000
Surplus on revaluation of fixed assets	32	**3,672**	2,512
Capitalisation of reserve fund	32	**–**	(611)
Movements arising from the restructuring of a subsidiary	32	**875**	–
Release upon reclassification from associate to short term investment	32	**(3,192)**	–
Exchange differences on translation of foreign currency financial statements and exchange realignment	32	**(681)**	(5,927)
Net profits/(losses) not recognised in the profit and loss account		**674**	(4,026)
Deficit on revaluation of land and buildings	32	**(153)**	–
Release upon disposal of associates	32	**(10,144)**	(2,376)
Net profit/(loss) for the year attributable to shareholders	32	**92,602**	(10,298)
Total changes in equity		**82,979**	(16,700)

Consolidated Balance Sheet

31st December, 2002



	Notes	2002 US$'000	2001 US$'000
NON-CURRENT ASSETS			
Fixed assets	15	**579,201**	588,020
Investment properties	16	**1,527**	4,371
Interests in jointly controlled entities	18	**87,236**	96,028
Interests in associates	19	**25,907**	54,534
Long term investments	20	**1,574**	1,123
Deferred restructuring expenses	21	**–**	1,862
Goodwill	22	**3,690**	5,383
Deferred tax assets	23	**862**	908
		699,997	752,229
CURRENT ASSETS			
Short term investments	24	**32,883**	6,708
Inventories	25	**167,248**	139,266
Accounts receivable, other receivables and deposits	26	**94,539**	77,313
Bills receivable		**239**	334
Tax recoverable		**1,014**	969
Amounts due from related companies	27	**4,748**	3,810
Cash held in escrow account	28	**11,085**	9,014
Fixed and pledged deposits		**1,690**	3,196
Cash and cash equivalents	28	**95,633**	88,649
		409,079	329,259



Consolidated Balance Sheet (continued)

31st December, 2002

	Notes	2002 US$'000	2001 US$'000
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	29	**195,690**	163,658
Bills payable		**5,583**	6,774
Tax payable		**4,378**	3,405
Provisions for staff bonuses and welfare benefits		**5,736**	6,157
Amounts due to related companies	27	**4,717**	856
Interest-bearing bank loans and other loans	30	**487,355**	429,886
		703,459	610,736
NET CURRENT LIABILITIES		**(294,380)**	(281,477)
		405,617	470,752
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	30	**(172,521)**	(322,551)
		233,096	148,201
CAPITAL AND RESERVES			
Issued capital	31	**107,924**	107,924
Share premium		**51,210**	51,210
Reserves	32	**(7,535)**	(90,514)
		151,599	68,620
MINORITY INTERESTS		**81,497**	79,581
		233,096	148,201

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director

Consolidated Cash Flow Statement

Year ended 31st December, 2002



	2002 *US$'000*	2001 *US$'000*
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit before tax	**115,701**	9,257
Adjustments for:		
Finance costs	**37,103**	59,220
Share of profits less losses of jointly controlled entities and associates	**(20,252)**	(11,163)
Depreciation	**68,972**	58,905
Interest income	**(3,016)**	(8,052)
Amortisation of deferred borrowing expenses	**–**	166
Amortisation of deferred restructuring expenses	**1,862**	1,862
Amortisation of goodwill	**242**	246
Impairment loss in respect of fixed assets	**8,320**	3,777
Impairment loss in respect of investments in jointly controlled entities	**901**	–
Impairment loss in respect of long term investment	**–**	1,249
Impairment loss in respect of goodwill	**1,652**	1,451
Unrealised loss/(gain) of short term investments	**(21,358)**	1,978
Dividend income from short term investment	**–**	(1,701)
Dividend income from long term investment	**–**	(27)
Loss on disposal of fixed assets	**652**	1,040
Gain on disposal of interests in associates	**(87,556)**	(26,437)
Gain on disposal of interests in jointly controlled entities	**(1,918)**	–
Gain on disposal of short term investment	**(579)**	(3,879)
Revaluation deficit on fixed assets	**153**	–
Revaluation deficit on investment properties	**258**	353
Provision against inventories	**2,001**	3,379
Write-back of provision for accounts receivable, other receivables and deposits	**(428)**	(3,879)
Operating profit before working capital changes	**102,710**	87,745
Working capital adjustments:		
Decrease/(Increase) in inventories	**(25,426)**	20,637
Decrease/(Increase) in accounts receivable, other receivables and deposits	**(3,892)**	1,849
Decrease in bills receivable	**95**	2,981
Decrease in amounts due from related companies	**182**	7
Increase in cash held in escrow account	**(2,071)**	(9,014)
Increase in accounts payable, other payables and accrued expenses	**21,809**	1,505
Decrease in bills payable	**(1,191)**	(4,871)
Increase in amounts due to related companies	**331**	1,120
Cash generated from operations	**92,547**	101,959
Interest paid	**(43,254)**	(63,219)
Tax paid	**(8,944)**	(7,408)
Net cash generated from operating activities	**40,349**	31,332



Consolidated Cash Flow Statement (continued)

Year ended 31st December, 2002

	Note	2002 US$'000	2001 US$'000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of fixed assets		(50,753)	(30,374)
Purchases of additional interests in subsidiaries		(72)	(1,472)
Purchase of additional interest in a jointly controlled entity		(1,865)	(1,364)
Acquisition of subsidiaries	35	(260)	–
Decrease in fixed deposits		–	3,211
Decrease/(Increase) in interests in jointly controlled entities		9,419	(11,485)
Increase in interests in associates		(2,967)	(8,407)
Decrease in long term investments		61	–
Decrease in short term investments		290	1,502
Sales proceeds from disposal of fixed assets		5,324	4,791
Sales proceeds from disposal of jointly controlled entities		5,364	–
Sales proceeds from disposal of associates		106,884	33,060
Sales proceeds from disposal of listed investments		579	70,613
Dividends received from jointly controlled entities		10,450	7,966
Dividends received from associates		3,013	19,235
Dividends received from long term investments		–	27
Dividends received from short term investments		–	3,571
Interest received		3,016	8,052
Net cash generated from investing activities		88,483	98,926
CASH FLOWS FROM FINANCING ACTIVITIES:			
New bank and other borrowings		286,058	97,920
Repayments of bank and other borrowings		(393,432)	(314,762)
Decrease in fixed and pledged deposits		1,506	506
Decrease in minority interests		(6,801)	(6,004)
Net cash outflow from financing activities		(112,669)	(222,340)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		16,163	(92,082)
Effect of exchange rate changes		(9,179)	(10,432)
Cash and cash equivalents at beginning of year		88,649	191,163
CASH AND CASH EQUIVALENTS AT END OF YEAR		95,633	88,649
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS:			
Time deposits		42,067	36,750
Cash and bank balances		53,566	51,899
		95,633	88,649

Balance Sheet

31st December, 2002



	Notes	2002 US$'000	2001 US$'000
NON-CURRENT ASSETS			
Fixed assets	15	**57**	33
Interests in subsidiaries	17	**308,598**	289,000
Deferred restructuring expenses	21	**–**	1,862
		308,655	290,895
CURRENT ASSETS			
Other receivables and deposits		**267**	389
Cash held in escrow account	28	**11,085**	9,014
Cash and cash equivalents	28	**600**	5,088
		11,952	14,491
CURRENT LIABILITIES			
Other payables and accrued expenses		**829**	9,459
Interest-bearing bank loans and other loans	30	**73,329**	66,038
		74,158	75,497
NET CURRENT LIABILITIES		**(62,206)**	(61,006)
		246,449	229,889
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other loans	30	**(95,065)**	(161,460)
		151,384	68,429
CAPITAL AND RESERVES			
Issued capital	31	**107,924**	107,924
Share premium	32	**51,210**	51,210
Contributed surplus	32	**6,093**	6,093
Accumulated losses	33	**(13,843)**	(96,798)
		151,384	68,429

Thirayut Phitya-Isarakul
Director

Sumet Jiaravanon
Director



Notes to Financial Statements

1. BASIS OF PRESENTATION

As disclosed in the financial statements, the Group reported net current liabilities of US$294,380,000 as at 31st December, 2002 (2001: US$281,477,000).

Since May 1998, the Company has been negotiating a restructuring plan, which includes asset disposal and debt repayment programmes with its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders").

On 28th February, 2001, the Company entered into a formal Group restructuring agreement (the "Agreement") with its lending banks. The Agreement provides for the Company's indebtedness and the indebtedness of the Company's subsidiaries participating in the restructuring scheme, to be paid down, according to a schedule, over a period up to 31st December, 2002 and for any remaining indebtedness to be refinanced thereafter. However, certain features of the restructuring will only take effect upon satisfaction of conditions precedent or conditions subsequent specified in the Agreement.

On 29th March, 2001, a meeting was held by the holders of the Company's floating rate notes who resolved to acknowledge the restructuring and amend the terms and conditions of the floating rate notes in accordance with the terms of the Agreement.

On 23rd October, 2001, the Company announced that certain amendments had been made to the Agreement. The amendments related to an extension of the period of the restructuring by 12 months to 31st December, 2003.

The total distributions to the Lenders in 2002 was US$88,600,000 (2001: US$216,800,000), of which US$1,763,000 (2001: US$9,014,000) is placed in escrow account for the purpose of settling future claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC and an associate in Indonesia.

After the distributions made during the year, the remaining indebtedness at 31st December, 2002 was US$263,170,000 (2001: US$350,000,000). This is scheduled to be partly reduced by three instalments of totalling US$114,600,000 due in 2003 and the remaining refinanced at the end of the restructuring period. The three instalments due in 2003 will be financed by various means including cash flows from operations and proceeds from the disposal of non-core assets.



1. BASIS OF PRESENTATION (continued)

In order to reduce the overall level of indebtedness, the Group has implemented an asset disposal programme which has been ongoing since 1998. The Group will continue to execute its asset disposal programme with a view to generating cash proceeds to further reduce the Group's indebtedness.

The financial statements have been prepared on a going concern basis because the directors believe that:

(a) following certain cost-cutting and asset disposal measures that have been undertaken and planned in the major operating subsidiaries, jointly controlled entities and associates, as part of the restructuring referred to above, the Group will be able to generate sufficient cash inflows to meet its obligations on a timely basis, and will be able to comply with the terms of the Agreement; and

(b) through certain restructuring and reorganisational measures, including the disposal of certain non-core assets, the Group's debt and liquidity positions will be improved.

Should the Group be unable to successfully complete its asset disposal programme, generate sufficient cash inflow and to comply with the terms of the Agreement, the basis of preparing the Group's current year financial statements prepared on a going concern basis may not be appropriate. Accordingly, adjustments would have to be made to restate the values of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and long term liabilities as current.

2. CORPORATE INFORMATION

The consolidated financial statements of the Company for the year ended 31st December, 2002 were authorised for issue in accordance with a resolution of the directors on 2nd April, 2003. The Company is a limited liability company which is incorporated in Bermuda.

The registered office of the Company is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

2. CORPORATE INFORMATION (continued)

During the year, the Group was involved in the following activities:

- trading of agricultural products
- feedmill and poultry operations
- manufacturing and sale of motorcycles and accessories for automotives through its jointly controlled entities
- property and investment holding

The Group employed approximately 54,000 employees as at 31st December, 2002.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared in United States dollars and in conformity with International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards ("IAS") and Standing Interpretations Committee interpretations approved by the International Accounting Standard Committee that remain in effect. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment properties, certain fixed assets and short term investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December, 2002 together with the Group's share of the post-acquisition results and reserves of its jointly controlled entities and associates. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies are controlled, directly or indirectly, by the Company, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

Joint venture companies comprise companies operating, directly or indirectly, in the mainland of the PRC as independent business entities. The joint venture agreements between the venturers stipulate the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from operations and any distribution of surplus assets are shared by the venturers either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreements.

A joint venture company is treated as:

(a) a subsidiary, if the Group has effective control over the joint venture company;

(b) a jointly controlled entity, if neither the Group, nor its venture partners are in a position to exercise unilateral control over the economic activity of the joint venture company;

(c) an associate, if the Group holds between 20% and 50% of the joint venture company's registered capital for the long term and is in a position to exercise significant influence over its management; or

(d) a long term investment, if the Group holds less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly controlled entities

A jointly controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly controlled entity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly controlled entities (continued)

The Group's share of the post-acquisition results and reserves of jointly controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets and goodwill recorded in the associates' own financial statements less any impairment losses. If the Group's share of losses of an associate equals or exceeds the carrying amount of the investment, the Group will discontinue including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the consolidation of subsidiaries, and on the acquisition of jointly controlled entities and associates represents the excess of the purchase consideration paid for subsidiaries, jointly controlled entities and associates over the fair values ascribed to their net assets as at the date of acquisition.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill is amortised on a straight-line basis over its estimated useful life, being the remaining terms of the subsidiary/jointly controlled entity/associate or a period of 20 years, whichever is shorter. In the opinion of the directors, the goodwill arising on the acquisition of a subsidiary/ jointly controlled entity/associate will have economic benefits to the Group over the terms of the acquired subsidiary/jointly controlled entity/associate. The majority of the subsidiaries/ jointly controlled entities/associates have terms exceeding 30 years.

The Group's share of goodwill recorded in the jointly controlled entities' and associates' own financial statements is amortised over a period not exceeding 20 years.

On disposal of subsidiaries, jointly controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Fixed assets and depreciation

(i) *Office premises*

Office premises are stated at their open market values on the basis of annual valuations. Changes in the values of such premises are dealt with as movements in the fixed assets revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Upon the disposal of the office premises, the relevant portion of the fixed asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the valuation of the office premises over their estimated useful lives.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

(ii) *Fixed assets in Turkey*

The fixed assets in Turkey are stated at valuation made on the basis with reference to the revaluation rate determined by the Turkish government, which has regard to the local inflation rate for the financial year under review.

Depreciation of these fixed assets is calculated on the straight-line basis to write off the valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Freehold land	Nil
Buildings	4%
Plant and machinery	10% – 20%
Furniture, fixtures and equipment	10% – 20%
Motor vehicles and transport facilities	12 1/2% – 20%

(iii) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of fixed assets in Hong Kong is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life.

Depreciation of fixed assets in the PRC is calculated in accordance with the relevant regulations in the PRC, which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value of 10% of the cost thereof. The principal annual rates used for this purpose are as follows:

Industrial buildings in the PRC	2% – 4 1/2%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33 1/3%
Motor vehicles and transport facilities	9% – 33 1/3%

The rights to the use of sites in the PRC are amortised over the period of the rights.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

(iv) *Construction in progress*

Construction in progress represents the costs incurred in connection with the construction of silos, factories, warehouses and farms, and hatchery facilities. Interest on bank loans used to finance construction costs is capitalised in construction in progress. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Investment properties

Investment properties held on short, medium or long term basis are not depreciated and are stated at open market values on the basis of annual valuations. Gains or losses arising from changes in the fair value of investment properties are included in the consolidated profit and loss account in the period in which they arise.

Investments

Listed and unlisted investments held on a long term basis are stated at estimated fair value.

Short term investments are investments in equity securities held for trading purposes and are stated at fair value on an individual investment basis as at the balance sheet date. The gains or losses arising from changes in the value of a security are credited or charged to the profit and loss account for the period in which they arise.

The results of investee companies are included only to the extent of dividends received and receivable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of assets

The carrying amounts of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may exceed the recoverable amount. If, as a result of the review, it is determined that the carrying amount of an asset exceeds its recoverable amount, an impairment loss is immediately recognised in the profit and loss account. If an asset has been revalued, the impairment loss is initially debited to the revaluation reserve associated with that asset. If the impairment loss exceeds the revaluation reserve for that asset, any excess is recognised in the profit and loss account.

The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the estimated amount obtainable from the sale of the asset in an arm's length transaction, between knowledgeable and willing parties, less the costs of disposal. The value in use is the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, where this is not possible, for the cash-generating unit of which the assets form part.

If there is any indication that an impairment loss recognised for an asset may no longer exist or may have decreased, the recoverable amount is estimated and compared to the carrying amount. If there has been a change in the estimates used to determine an asset's recoverable amount since the last impairment loss was recognised, the carrying amount of the asset is increased to the recoverable amount, not exceeding the carrying amount the asset would have had if impairment loss had not previously been recognised. Such reversals of impairment losses are credited to the profit and loss account unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Inventories

Inventories are valued at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less all costs to completion and costs to be incurred in selling and distribution.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged or credited to the profit and loss account on the straight-line basis over the lease terms.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into United States dollars at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the assets and liabilities of the Company, its subsidiaries, jointly controlled entities and associates are translated into United States dollars at the exchange rates ruling at the balance sheet date. The revenue and expenses are translated into United States dollars at the weighted average exchange rates for the year except when the foreign entity reports in the currency of a hyperinflationary economy, in which case income and expense items are translated at the closing rate. All translation differences arising on consolidation are taken to the exchange equalisation reserve.

In translating the financial statements denominated in Renminbi into United States dollars, the exchange rate used is the rate of exchange as quoted by the People's Bank of China in the PRC.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits schemes

The Group operates a defined Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme. Pension contributions for the year amounted to US$53,000 (2001: US$49,000).

As stipulated by the regulations of the PRC government, each of the joint ventures in the PRC is required to make specific contributions to the State-controlled retirement plan at a rate of 8% to 31% of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates.

The joint ventures have no further obligation for post-retirement benefits beyond the above annual contributions made. The total retirement plan contributions paid by the joint ventures during the year ended 31st December, 2002 pursuant to these arrangements amounted to approximately US$4,234,000 (2001: US$3,244,000).

The subsidiaries in Turkey are required to contribute certain amounts under the retirement plans based on eligible employees' accumulated periods of service at the balance sheet date in accordance with Turkish Social Security Legislation. The only obligation of the Group with respect to the plans is to pay the ongoing required contributions under the plans. Contributions for the year amounted to US$1,300,000 (2001: US$1,039,000).



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred restructuring expenses

Restructuring fee incurred in connection with the Group restructuring arrangements based on the total indebtedness to the Lenders are capitalised and amortised over the term of the restructuring period.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on an accrual basis;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective rate of interest applicable; and

(d) dividend income, when the shareholders' right to receive payment has been established.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or to exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand.

For the purpose of balance sheet, cash and cash equivalents comprise cash on hand and at banks, including time deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.



3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, investments on marketable securities, trade and other receivables and payables and borrowings. The Group recognises a financial asset or financial liability on the balance sheet when, and only when, it becomes a party to the contractual provision of the instrument.

Financial assets are classified into four categories:

(a) loans and receivables originated by the enterprise and not held for trading;

(b) held-to-maturity investments;

(c) available-for-sale financial assets; and

(d) financial assets held for trading.

After initial recognition of a financial asset or financial liability at cost, the Group measures each major category of the financial instruments at either the reliable fair value or amortised cost in accordance with IAS 39, "Financial Instruments – Recognition and Measurement". Regular way purchases and sales of financial assets are accounted for at trade date. The gains and losses arising from changes in the fair values of those trading financial assets/liabilities and available-for-sale financial assets that are measured at fair value subsequent to initial recognition are included in net profit or loss for the period.

The fair values of financial assets are determined as described in note 39 to the financial statements.

Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis, or to realise the asset and settle the liability simultaneously.

4. TURNOVER

Turnover represents rental income, dividend income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by principal activity and geographical location of operations is as follows:

	GROUP	
	2002	2001
	US$'000	*US$'000*
By principal activity:		
Sales to/income from external customers:		
Feedmill and poultry operations	**1,542,090**	1,447,481
Property holding	**106**	254
Investment holding	**–**	1,728
	1,542,196	1,449,463
By geographical location of operations:		
PRC:		
Hong Kong	**106**	281
Mainland	**1,415,510**	1,346,546
	1,415,616	1,346,827
Turkey	**126,580**	100,935
Thailand	**–**	1,701
	1,542,196	1,449,463

The above analysis does not include the turnover of the Group's jointly controlled entities and associates, which is summarised in the combined results of jointly controlled entities and associates set out in notes 18 and 19 to the financial statements, respectively.



5. REVENUE

The total revenue for the year is analysed as follows:

	GROUP	
	2002	2001
	US$'000	*US$'000*
Sales of goods	**1,542,090**	1,447,481
Dividend income from long term investment	**–**	27
Dividend income from short term investment	**–**	1,701
Rental income	**106**	254
Turnover	**1,542,196**	1,449,463
Interest income	**3,016**	8,052
Total revenue for the year	**1,545,212**	1,457,515

6. OTHER INCOME, NET

	GROUP	
	2002	2001
	US$'000	*US$'000*
Amortisation of deferred restructuring expenses	**(1,862)**	(1,862)
Gain on disposal of interests in associates	**87,556**	26,437
Gain on disposal of interests in jointly controlled entities	**1,918**	–
Gain on disposal of short term investments	**579**	3,879
Unrealised gain/(loss) of short term investments	**21,358**	(1,978)
Revaluation deficit on land and buildings	**(153)**	–
Revaluation deficit on investment properties	**(258)**	(353)
Impairment loss in respect of fixed assets	**(8,320)**	(3,777)
Impairment loss in respect of investments in jointly controlled entities	**(901)**	–
Impairment loss in respect of long term investment	**–**	(1,249)
Impairment loss in respect of goodwill	**(1,652)**	(1,451)
Interest income	**3,016**	8,052
Tax refund in respect of re-investment of distributed earnings from the PRC ventures	**1,013**	–
	102,294	27,698

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after crediting:

	2002 US$'000	2001 US$'000
Dividend income from long term investment	–	27
Dividend income from short term investment	–	1,701
Write-back of provision for accounts receivable, other receivables and deposits	428	3,879
Rental income, net of outgoings	106	254

and after charging:

	2002 US$'000	2001 US$'000
Depreciation	68,972	58,905
Provision against inventories	2,001	3,379
Loss on disposal of fixed assets, net	652	1,040
Minimum lease payments under operating leases of land and buildings	4,212	2,526
Auditors' remuneration	798	825
Staff costs (including directors' remuneration – see note 9)	90,111	92,238
Amortisation of deferred borrowing expenses	–	166
Amortisation of deferred restructuring expenses	1,862	1,862
Goodwill:		
– Amortisation for the year	242	246
– Impairment arising during the year	1,652	1,451
Foreign exchange losses, net	2,161	14,860



8. FINANCE COSTS

	GROUP	
	2002	2001
	US$'000	*US$'000*
Interest expense on:		
Bank loans wholly repayable within five years	**36,748**	58,630
Other loans repayable within five years	**355**	590
	37,103	59,220

9. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Executive		Independent non-executive	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Fees	**–**	–	**54**	54
Other emoluments:				
Basic salaries, housing allowances, other allowances and benefits in kind	**1,026**	1,176	**–**	–
	1,026	1,176	**54**	54

9. DIRECTORS' REMUNERATION (continued)

The number of directors whose remuneration fell within the following bands is as below:

	Number of directors	
	2002	2001
Nil – US$128,000	6	6
US$128,001 – US$192,000	1	1
US$385,001 – US$449,000	1	1
US$449,001 – US$513,000	1	1
	9	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10. FIVE HIGHEST PAID INDIVIDUALS

The five highest paid individuals included two (2001: two) directors, details of whose remuneration are set out in note 9 above. The remuneration of the remaining three (2001: three) non-director, highest paid individuals is analysed and fell within the bands set out below:

	GROUP	
	2002	2001
	US$'000	*US$'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**605**	713

	Number of employees	
	2002	2001
US$128,001 – US$192,000	1	–
US$192,001 – US$256,000	2	3



11. SEGMENT INFORMATION

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.

An analysis by principal activity of contribution to results is as follows:

GROUP

	Feedmill and poultry operations US$'000	Industrial business US$'000	Investment and property holding US$'000	Total US$'000
2002				
Segment results	44,762	(4,476)	(10,028)	30,258
Other revenue:				
Other income/(losses), net	(8,959)	1,017	107,220	99,278
Interest income				3,016
Interest expenses				(37,103)
Share of profits less losses of jointly controlled entities	6,530	12,518	–	19,048
Share of profits less losses of associates	1,204	–	–	1,204
Profit before tax				115,701
2001				
Segment results	34,450	(3,187)	(1,647)	29,616
Other revenue:				
Other income/(losses), net	(6,477)	–	26,123	19,646
Interest income				8,052
Interest expenses				(59,220)
Share of profits less losses of jointly controlled entities	2,867	10,529	–	13,396
Share of profits less losses of associates	(2,233)	–	–	(2,233)
Profit before tax				9,257

11. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

GROUP

	Feedmill and poultry operations US$'000	Industrial business US$'000	Trading US$'000	Investment and property holding US$'000	Total US$'000
2002					
Interests in jointly controlled entities	29,073	58,163	–	–	87,236
Interests in associates	25,907	–	–	–	25,907
Segment assets	909,408	41,993	–	42,656	994,057
Unallocated assets					1,876
Total assets					1,109,076
Segment liabilities	207,782	1,637	–	918	210,337
Unallocated liabilities					665,643
Total liabilities					875,980
Other segment information:					
Additions to fixed assets	45,028	27	–	5,698	50,753
Depreciation	63,554	139	–	5,279	68,972
Amortisation	242	–	–	1,862	2,104
Impairment loss	9,972	901	–	–	10,873
2001					
Interests in jointly controlled entities	24,240	71,788	–	–	96,028
Interests in associates	54,534	–	–	–	54,534
Segment assets	857,026	20,772	1,021	50,230	929,049
Unallocated assets					1,877
Total assets					1,081,488
Segment liabilities	166,163	368	–	3,350	169,881
Unallocated liabilities					763,406
Total liabilities					933,287
Other segment information:					
Additions to fixed assets	30,345	7	–	22	30,374
Depreciation	58,004	189	–	712	58,905
Amortisation	246	–	–	2,028	2,274
Impairment loss	6,477	–	–	–	6,477



11. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit and certain asset and expenditure information for the Group's geographical segments.

GROUP

	PRC Hong Kong	PRC Mainland	Turkey	Thailand and Indonesia	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2002					
Segment results	(7,097)	25,835	11,520	–	30,258
Other revenue:					
Other income/(losses), net	(2,273)	99,680	–	1,871	99,278
Interest income					3,016
Interest expenses					(37,103)
Share of profits less losses of jointly controlled entities	–	19,048	–	–	19,048
Share of profits less losses of associates	–	1,204	–	–	1,204
Profit before tax					115,701
2001					
Segment results	(5,925)	36,876	(3,756)	2,421	29,616
Other revenue:					
Other income/(losses), net	(1,788)	19,533	–	1,901	19,646
Interest income					8,052
Interest expenses					(59,220)
Share of profits less losses of jointly controlled entities	–	13,396	–	–	13,396
Share of profits less losses of associates	–	(2,233)	–	–	(2,233)
Profit before tax					9,257

11. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

GROUP

	PRC Hong Kong US$'000	PRC Mainland US$'000	Turkey US$'000	Thailand and Indonesia US$'000	Total US$'000
2002					
Interests in jointly controlled entities	–	87,236	–	–	87,236
Interests in associates	–	25,907	–	–	25,907
Segment assets	21,178	916,321	48,890	7,668	994,057
Unallocated assets					1,876
Total assets					1,109,076
Segment liabilities	892	196,059	13,386	–	210,337
Unallocated liabilities					665,643
Total liabilities					875,980
Other segment information:					
Additions to fixed assets	53	47,930	2,770	–	50,753
Depreciation	148	65,285	3,539	–	68,972
Amortisation	1,862	242	–	–	2,104
Impairment loss	–	10,873	–	–	10,873
2001					
Interests in jointly controlled entities	–	96,028	–	–	96,028
Interests in associates	–	54,534	–	–	54,534
Segment assets	31,182	838,855	52,636	6,376	929,049
Unallocated assets					1,877
Total assets					1,081,488
Segment liabilities	6,313	146,851	16,717	–	169,881
Unallocated liabilities					763,406
Total liabilities					933,287
Other segment information:					
Additions to fixed assets	22	29,249	1,103	–	30,374
Depreciation	117	56,280	2,508	–	58,905
Amortisation	2,028	246	–	–	2,274
Impairment loss	–	6,477	–	–	6,477



12. TAX

	GROUP	
	2002	2001
	US$'000	*US$'000*
The Company and subsidiaries:		
Provision for profits tax in respect of the year:		
PRC:		
Hong Kong	**–**	–
Mainland	**6,870**	5,544
Overseas	**2,684**	462
Deferred tax credit *(note 23)*	**(81)**	(639)
	9,473	5,367
Underprovision in the prior year:		
PRC:		
Hong Kong	**–**	–
Mainland	**345**	313
	345	313
Jointly controlled entities:		
PRC:		
Hong Kong	**–**	–
Mainland	**4,983**	3,993
	4,983	3,993
Associates:		
PRC:		
Hong Kong	**–**	–
Mainland	**304**	967
	304	967
Tax charge for the year	**15,105**	10,640

12. TAX (continued)

Hong Kong tax is calculated by applying the current tax rate of 16% (2001: 16%) to the estimated assessable profits which were earned in or derived from Hong Kong during the year.

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly controlled entities and associates are subject to income taxes at tax rates ranging from 7.5% to 33%.

The overseas tax represents corporation tax payable in Turkey in respect of income earned during the year. The corporation tax in Turkey is calculated at the applicable tax rate of 30% (2001: 30%). An additional 10% of the total tax charge is levied to support a state fund, which results in an effective corporate tax rate of 33% (2001: 33%).

A reconciliation between the provision for profits taxes computed by applying the applicable tax rates to the profit before tax and the actual provision for profits taxes is as follows:

	2002	2001
	US$'000	*US$'000*
Profit before tax	**115,701**	9,257
Expected tax charge at the domestic tax rates applicable in the countries concerned, net	**22,839**	4,879
Non-deductible income, net	**(8,199)**	(8,347)
Tax exemptions or reductions	**(5,489)**	(5,165)
Tax losses of subsidiaries, jointly controlled entities and associates	**5,873**	18,634
Effect of increase in tax rate on timing differences	**81**	639
Actual tax expense	**15,105**	10,640



13. NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The profit for the year of the Company dealt with in the consolidated profit and loss account amounted to US$82,955,000 (2001: loss for the year of US$28,099,000).

The Group's share of aggregate profits less losses retained by the jointly controlled entities for the year amounted to US$3,867,000 (2001: US$16,246,000).

The Group's share of aggregate profits less losses retained by the associates for the year amounted to US$5,325,000 (2001: losses less profits of US$5,027,000).

14. EARNINGS/(LOSS) PER SHARE

The basic earnings per share amount is calculated based on the net profit attributable to shareholders of US$92,602,000 (2001: net loss attributable to shareholders of US$10,298,000) and 2,158,480,786 (2001: 2,158,480,786) shares of the Company in issue during the year.

Diluted earnings/(loss) per share amounts for the years ended 31st December, 2002 and 2001 have not been disclosed as no diluting events existed during the two years.

15. FIXED ASSETS

GROUP

	2002										2001
	Office premises in Hong Kong *US$'000*	Office premises *in the PRC* *US$'000*	Industrial buildings *in the PRC* *US$'000*	Rights to the use of sites *US$'000*	Freehold land and buildings *in Turkey* *US$'000*	Plant and *machinery* *US$'000*	Furniture, fixtures and *equipment* *US$'000*	Motor vehicles and transport *facilities* *US$'000*	Construction *in progress* *US$'000*	*Total* *US$'000*	*Total* *US$'000*
Cost or valuation:											
At beginning of year	4,917	8,883	265,443	42,887	7,609	470,856	67,491	31,749	5,997	905,832	901,798
Additions	-	-	10,046	1,903	443	6,592	4,775	3,801	23,193	50,753	30,374
Disposals	-	-	(1,961)	(1,461)	(16)	(3,763)	(2,123)	(4,191)	(96)	(13,611)	(12,692)
Revaluation	(1,177)	-	-	-	4,015	4,204	210	407	-	7,659	5,244
Transfer in/(out)	-	-	6,075	-	-	8,553	681	340	(15,649)	-	-
Transfer from/(to) investment properties	1,917	(367)	953	-	-	-	-	-	-	2,503	-
Acquisition of subsidiaries	-	-	8,226	3,836	-	5,777	151	154	-	18,144	-
Exchange realignments	-	-	-	-	(954)	(1,609)	(85)	(163)	(4)	(2,815)	(18,892)
At end of year	5,657	8,516	288,782	47,165	11,097	490,610	71,100	32,097	13,441	968,465	905,832
Accumulated depreciation and impairment losses:											
At beginning of year	-	2,325	62,152	4,894	755	194,588	33,259	19,839	-	317,812	269,120
Depreciation provided during the year	71	229	15,527	1,697	482	39,482	6,987	4,497	-	68,972	58,905
Impairment losses provided during the year	-	-	3,000	-	-	5,077	-	243	-	8,320	3,777
Disposals	-	-	(425)	(207)	(11)	(2,301)	(1,364)	(3,327)	-	(7,635)	(6,861)
Revaluation	(71)	-	-	-	411	2,707	132	254	-	3,433	2,163
Transfer to investment properties	-	(83)	-	-	-	-	-	-	-	(83)	-
Exchange realignments	-	-	-	-	(94)	(1,275)	(60)	(126)	-	(1,555)	(9,292)
At end of year	-	2,471	80,254	6,384	1,543	238,278	38,954	21,380	-	389,264	317,812
Net book value:											
At end of year	5,657	6,045	208,528	40,781	9,554	252,332	32,146	10,717	13,441	579,201	588,020
At beginning of year	4,917	6,558	203,291	37,993	6,854	276,268	34,232	11,910	5,997	588,020	632,678

The Group's land and buildings are analysed as follows:

	Hong Kong *US$'000*	Elsewhere *US$'000*	Total *US$'000*
Freehold	–	11,097	11,097
Long term leases	5,657	–	5,657
Medium term leases	–	297,298	297,298
	5,657	308,395	314,052



15. FIXED ASSETS (continued)

An analysis of cost or valuation at 31st December, 2002 is as follows:

	Valuation*	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	5,657	–	5,657
Office premises in the PRC	–	8,516	8,516
Industrial buildings in the PRC	–	288,782	288,782
Rights to the use of sites	–	47,165	47,165
Freehold land and buildings in Turkey	11,097	–	11,097
Plant and machinery	16,638	473,972	490,610
Furniture, fixtures and equipment	843	70,257	71,100
Motor vehicles and transport facilities	1,624	30,473	32,097
Construction in progress	600	12,841	13,441

* *Apart from the office premises in Hong Kong, all other valuations are related to the Turkey subsidiary.*

The office premises in Hong Kong are held under long term leases. The properties were assessed by LCH (Asia-Pacific) Surveyors Limited, independent professionally qualified surveyors, on an open market, existing use basis at 31st December, 2002.

Had the Group's premises been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2002 would have been US$2,969,000 (2001: US$2,013,000).

The office premises in the PRC are held under medium term leases and are stated at cost less accumulated depreciation.

The industrial buildings in the PRC are held under medium term leases.

Certain of the Group's buildings and plant and machinery in the PRC have been pledged as securities for interest-bearing bank loans as detailed in note 30 to the financial statements.

15. FIXED ASSETS (continued)

The subsidiaries in Turkey revalued their fixed assets using the revaluation rate of 59% (2001: 53.2%) determined by the Turkish government with regard to the local inflation rate for the 2002 calendar year. These Turkish fixed assets represent the above valuation amounts for plant and machinery, furniture, fixtures and equipment and motor vehicles and transport facilities.

COMPANY

	Furniture, fixtures and equipment	
	2002	2001
	US$'000	*US$'000*
Cost:		
At beginning of year	**530**	503
Additions	**53**	27
Disposals	**(75)**	–
At end of year	**508**	530
Accumulated depreciation:		
At beginning of year	**497**	477
Provided during the year	**29**	20
Disposals	**(75)**	–
At end of year	**451**	497
Net book value:		
At end of year	**57**	33
At beginning of year	**33**	26



16. INVESTMENT PROPERTIES

	GROUP	
	2002	2001
	US$'000	*US$'000*
Long term leasehold land and building situated in Hong Kong, at valuation:		
At beginning of year	**3,417**	3,770
Transfers to fixed assets	**(1,917)**	–
Revaluation deficit	**(258)**	(353)
At end of year	**1,242**	3,417
Medium term leasehold buildings situated in the PRC, at cost:		
At beginning of year	**954**	954
Transfers to fixed assets, net	**(669)**	–
At end of year	**285**	954
	1,527	4,371

The land and building in Hong Kong is held under long term lease. The property was assessed by LCH (Asia-Pacific) Surveyors Limited, independent professionally qualified surveyors, on an open market, existing use basis, at 31st December, 2002.

In the opinion of the directors, the fair values of the medium term leasehold buildings in the PRC do not differ significantly from their cost.

Details of the investment properties are as follows:

Location	**Use**
Portions of 21/F of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Block 1, 12/F of Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, PRC	Office premises for rental

17. INTERESTS IN SUBSIDIARIES

	COMPANY	
	2002	2001
	US$'000	*US$'000*
Shares, at cost:		
Unlisted	**37,070**	34,070
Overseas listed	**23,989**	23,989
	61,059	58,059
Amounts due from subsidiaries	**418,820**	524,473
Amounts due to subsidiaries	**(158,922)**	(248,173)
	320,957	334,359
Provision for impairment	**(12,359)**	(45,359)
	308,598	289,000
Market value of the overseas listed shares at the balance sheet date	**19,123**	23,426

The amounts due from and to subsidiaries are unsecured, bear interest at rates ranging from 2.9% to 7.6% (2001: 3.0% to 9.9%) per annum and have no fixed terms of repayment.

Particulars of the Company's principal subsidiaries are presented on pages 102 to 117 of the financial statements.



18. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	GROUP	
	2002	2001
	US$'000	*US$'000*
Unlisted investments:		
Share of net assets	**90,108**	88,580
Amounts due from jointly controlled entities	**12,715**	19,067
Amounts due to jointly controlled entities	**(10,247)**	(7,180)
	92,576	100,467
Provision for impairment	**(5,340)**	(4,439)
	87,236	96,028

The amounts due from and to jointly controlled entities are unsecured, bear interest at rates ranging from 3.8% to 7.9% (2001: 4.8% to 9.0%) per annum and have no fixed terms of repayment.

Particulars of the jointly controlled entities are presented on pages 118 to 120 of the financial statements.

A significant number of the Group's interests in jointly controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 33 to the financial statements.

Under the terms of the joint venture agreements for these jointly controlled entities in the PRC, the Group is entitled to receive its attributable share of the net assets upon liquidation of the joint venture companies.

18. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all jointly controlled entities involved in the agri-business and industrial business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2002 and 2001:

	2002		2001	
	Agri-business in PRC	Industrial business in PRC	Agri-business in PRC	Industrial business in PRC
	US$'000	US$'000	US$'000	US$'000
Fixed assets	164,174	98,741	143,161	102,118
Long term investments	844	7,000	352	6,104
Long term receivables and other assets	–	1,571	–	3,064
Current assets	162,066	174,484	139,847	152,293
Creditors: Amounts falling due within one year	(242,164)	(128,821)	(213,546)	(118,021)
Net current assets/(liabilities)	(80,098)	45,663	(73,699)	34,272
Creditors: Amounts falling due after one year	(7,717)	(13,209)	(723)	(6,354)
	77,203	139,766	69,091	139,204
Shareholders' funds	77,203	138,081	69,091	136,308
Minority interests	–	1,685	–	2,896
	77,203	139,766	69,091	139,204
Turnover	510,399	327,931	556,443	241,189
Profit before tax	14,313	26,180	8,072	22,548
Tax	(3,721)	(6,527)	(1,266)	(7,178)
Profit after tax	10,592	19,653	6,806	15,370
Minority interests' share of profits	–	(241)	–	(415)
Profit attributable to shareholders	10,592	19,412	6,806	14,955
Group's proportionate share of profits less losses after tax for the year	4,689	9,376	2,267	7,136



19. INTERESTS IN ASSOCIATES

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Listed shares:				
Share of net assets	**–**	29,480	**–**	–
Unlisted investments:				
At cost	**–**	–	**15,000**	15,000
Share of net assets	**13,163**	15,277	**–**	–
Provision for non-recovery	**–**	–	**(15,000)**	(15,000)
	13,163	44,757	**–**	–
Amounts due from associates	**15,176**	15,208	**14,773**	14,773
Amounts due to associates	**(2,432)**	(5,431)	**–**	–
Provision for non-recovery	**–**	–	**(14,773)**	(14,773)
	25,907	54,534	**–**	–
Market value of the overseas listed share at the balance sheet date	**–**	194,860	**–**	–

The Group's only listed associate, Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang"), is listed on the Shanghai Stock Exchange, PRC (the "Shanghai Exchange"). In previous years, these shares held by the Group were "foreign legal shares" (the "Shares"), which were not freely transferable or available for circulation.

In 2001, the China Securities Regulatory Commission approved the listing on the Shanghai Exchange of these Shares. Since September, 2001, the Group has made a series of on-market disposals of its Shares to independent third parties, thereby reducing the Group's shareholding from 42.4% to 36.4% in 2001. The Group continued to dispose of the Shares in 2002, thereby further reducing the shareholdings to 8.7% at the balance sheet date. As a result, the interest in Shanghai Dajiang is reclassified as a short term investment.

19. INTERESTS IN ASSOCIATES (continued)

The amounts due from and to associates are unsecured, interest-free (2001: 4.8% - 9.0%) and have no fixed terms of repayment.

Particulars of the associates are presented on page 121 of the financial statements.

A significant number of the Group's interests in associates are joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 33 to the financial statements.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of the net assets upon liquidation of the joint venture companies.



19. INTERESTS IN ASSOCIATES (continued)

The following summaries of financial information, prepared on a combined 100% basis, present the combined financial position and results of operations of all associates involved in the agri–business as at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2002 and 2001:

	Agri–business in PRC	
	2002	2001
	US$'000	*US$'000*
Fixed assets	**29,904**	139,134
Long term investments	**8,047**	29,272
Long term receivables and other assets	**1,462**	1,558
Current assets	**51,151**	186,201
Creditors: Amounts falling due within one year	**(34,467)**	(189,280)
Net current assets/(liabilities)	**16,684**	(3,079)
Creditors: Amounts falling due after one year	**–**	(14,298)
	56,097	152,587
Shareholders' funds	**55,873**	140,968
Minority interests	**224**	11,619
	56,097	152,587
Turnover	**114,595**	347,205
Profit/(Loss) before tax	**1,986**	(7,725)
Tax	**(608)**	(1,934)
Profit/(Loss) after tax	**1,378**	(9,659)
Minority interests' share of losses	**422**	457
Profit/(Loss) attributable to shareholders	**1,800**	(9,202)
Group's proportionate share of profits less losses after tax for the year	**900**	(3,200)



20. LONG TERM INVESTMENTS

	GROUP	
	2002	2001
	US$'000	*US$'000*
Listed investment, at market value	**520**	–
Unlisted investments, at fair value	**1,054**	1,123
	1,574	1,123

21. DEFERRED RESTRUCTURING EXPENSES

	GROUP AND COMPANY	
	2002	2001
	US$'000	*US$'000*
At beginning of year	**1,862**	3,724
Amortisation for the year	**(1,862)**	(1,862)
At end of year	**–**	1,862

22. GOODWILL

	GROUP	
	2002	2001
	US$'000	*US$'000*
Cost:		
At beginning of year	**8,657**	6,870
Additions during the year	**201**	1,787
At end of year	**8,858**	8,657
Accumulated amortisation and impairment:		
At beginning of year	**(3,274)**	(1,577)
Amortisation provided during the year	**(242)**	(246)
Impairment provided during the year	**(1,652)**	(1,451)
At end of year	**(5,168)**	(3,274)
Net book value	**3,690**	5,383



23. DEFERRED TAX ASSETS

	GROUP	
	2002	2001
	US$'000	*US$'000*
At beginning of year	**908**	580
Charges for the year *(note 12)*:		
Deferred tax income resulting from unearned interest income	**31**	51
Deferred tax income/(charge) resulting from origination of retirement benefits liability	**(105)**	506
Deferred tax income related to provision for inventories and doubtful debts	**57**	82
Other temporary differences	**98**	–
	81	639
Exchange realignment	**(127)**	(311)
At end of year	**862**	908

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on the following items:

	GROUP	
	2002	2001
	US$'000	*US$'000*
Provision for inventories and doubtful debts	**60**	96
Unearned interest income	**31**	26
Retirement benefits liability	**676**	786
Other temporary differences	**95**	–
	862	908

23. DEFERRED TAX ASSETS (continued)

Deferred tax has not been provided on the revaluation of the Group's investment properties because, in the opinion of the directors, the disposal of such properties would not result in a tax liability.

At the balance sheet date, unused tax losses amounted to US$10,910,000 (2001: US$24,597,000) for which a deferred tax asset has not been recognised, as it was not probable that the taxable profits will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. The unused tax losses include an amount of US$10,910,000 (2001: US$24,597,000) which is due to expire within two to five years.

24. SHORT TERM INVESTMENTS

	GROUP	
	2002	2001
	US$'000	*US$'000*
Overseas listed investments, at market value	**31,837**	6,708
Overseas unlisted equity interest, at fair value	**1,046**	–
	32,883	6,708

25. INVENTORIES

	GROUP	
	2002	2001
	US$'000	*US$'000*
Raw materials	**97,152**	83,973
Work in progress	**30,567**	23,608
Finished goods	**51,724**	41,879
	179,443	149,460
Less: Provision against inventories	**(12,195)**	(10,194)
	167,248	139,266

The carrying amount of inventories included in the above that are carried at net realisable value as at the balance sheet date was US$41,980,000 (2001: US$26,437,000).



26. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. An aging analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	GROUP	
	2002	2001
	US$'000	*US$'000*
Less than 90 days	**33,591**	31,747
91 to 180 days	**1,711**	852
181 to 360 days	**431**	342
Over 360 days	**7,813**	7,720
	43,546	40,661
Other receivables and deposits	**65,450**	51,537
	108,996	92,198
Less: Provision for bad and doubtful debts	**(14,457)**	(14,885)
	94,539	77,313

27. AMOUNTS DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities.

28. CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Time deposits	**42,067**	36,750	**140**	5,007
Cash and bank balances	**64,651**	60,913	**11,545**	9,095
	106,718	97,663	**11,685**	14,102
Less:				
Cash held in escrow account*	**(11,085)**	(9,014)	**(11,085)**	(9,014)
	95,633	88,649	**600**	5,088

* *The purpose of setting up the escrow account is to settle further claims on the Company, if any, on debts guaranteed by the Company to its subsidiaries in the PRC and an associate in Indonesia.*

29. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aging analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	GROUP	
	2002	2001
	US$'000	*US$'000*
Less than 90 days	**97,708**	66,903
91 to 180 days	**6,151**	2,202
181 to 360 days	**2,146**	1,474
Over 360 days	**1,768**	1,889
	107,773	72,468
Other payables and accrued expenses	**87,917**	91,190
	195,690	163,658



30. INTEREST-BEARING BANK LOANS AND OTHER LOANS

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Bank loans:				
Secured	**123,493**	120,337	–	–
Unsecured	**346,867**	394,484	**54,065**	75,445
	470,360	514,821	**54,065**	75,445
Short term other loans, unsecured	**11,829**	1,163	–	–
Long term other loan, unsecured	–	136	–	–
Floating rate notes, unsecured	**177,687**	236,317	**114,329**	152,053
	659,876	752,437	**168,394**	227,498
Amounts falling due within one year classified as current liabilities:				
Bank loans:				
Secured	**(119,336)**	(100,693)	–	–
Unsecured	**(278,815)**	(259,432)	**(23,544)**	(21,900)
Short term other loans	**(11,829)**	(1,163)	–	–
Floating rate notes	**(77,375)**	(68,598)	**(49,785)**	(44,138)
	(487,355)	(429,886)	**(73,329)**	(66,038)
Amounts falling due after one year	**172,521**	322,551	**95,065**	161,460
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	**487,355**	429,886	**73,329**	66,038
More than one year, but not exceeding two years	**165,393**	303,243	**95,065**	161,460
More than two years, but not exceeding five years	**7,128**	19,308	–	–
	659,876	752,437	**168,394**	227,498

30. INTEREST-BEARING BANK LOANS AND OTHER LOANS (continued)

Certain of the Group's fixed assets located in the PRC with net book values of US$195,401,000 (2001: US$132,576,000), fixed deposits of US$1,690,000 (2001: US$3,196,000) and inventories of US3,040,000 (2001: nil) have been pledged as security for various short and long term bank loans. The Company has entered into negative pledges over certain of its assets for available credit facilities, aggregating approximately US$36,062,000 (2001: US$52,152,000) granted to the Group by several banks, which were drawn down to the extent of approximately US$36,062,000 (2001: US$52,152,000) as at the balance sheet date.

Interest on the Group's bank loans is payable at various rates ranging from 2.1% to 7.9% (2001: 3.0% to 9.9%) per annum.

On 28th February, 2001, the Company entered into the formal Group restructuring agreement (the "Agreement") with its lending banks. On 29th March, 2001, a meeting was held by the holders of floating rate notes and resolved to acknowledge the restructuring. Certain amendments had been made to the Agreement on 23rd October, 2001 relating to an extension of the period of the restructuring by 12 months to 31st December, 2003 and accordingly, the Group's borrowings, including bank loans and floating rate notes, have been reclassified in accordance with the revised terms. The obligations of the Company will be secured by debentures from the Company and certain subsidiaries which have been identified as having significant assets.



31. SHARE CAPITAL

Shares

	2002	2001
	US$'000	*US$'000*
Authorised:		
3,000,000,000 ordinary shares of US$0.05 each	**150,000**	150,000
Issued and fully paid:		
2,158,480,786 ordinary shares of US$0.05 each	**107,924**	107,924

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

Share option scheme

The Company operates a share option scheme (the "Existing Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Existing Scheme include the Company's directors, senior executives and employees of the Group. The Existing Scheme became effective on 10th April, 1992. An option granted under the Existing Scheme was able to be exercised at any time during a period not exceeding ten years commencing the date the option was granted and expiring on the last day of such period or 10 years from 10th April, 1992.

As at the balance sheet date, an aggregate of 68,679,248 shares (representing 3.2% of the shares in issue as at the balance sheet date) remain issuable upon the exercise in full of all the outstanding options granted under the Existing Scheme which are yet to be exercised. The outstanding options under the Existing Scheme will remain valid in accordance with the terms of the Existing Scheme after the adoption of the new scheme adopted by the shareholders of the Company on 26th November, 2002 (the "New Scheme"). During the term of the Existing Scheme, 311,961,678 options were granted, among which 90,066,000 options, 140,216,430 options and 13,000,000 options were exercised, lapsed and cancelled respectively throughout the years. The board of directors considered that it is in the best interests of the Company to adopt the New Scheme.

31. SHARE CAPITAL (continued)

Share option scheme (continued)

The terms of the New Scheme provide that in granting options under the New Scheme, the board of directors can determine whether there is any minimum holding period, and whether there is any performance target which must be achieved, before an option granted under the New Scheme can be exercised. The board of directors will also determine the option price per Share payable on the exercise of an option according to the terms of the New Scheme. With such conditions, together with the incentive that the option will bring about, the board of directors will be able to ensure a specified standard level, which the board of directors believes will serve the purpose of the New Scheme.

The total number of Shares which may be issued upon exercise of all options which may be granted under the New Scheme and any other share option schemes of the Company (excluding, for this purpose, (i) those shares issuable upon exercise of all options which will in the meantime have been granted, but which have lapsed in accordance with the terms of the New Scheme and any other share option schemes of the Company; and (ii) the 68,679,248 shares which remain issuable upon the exercise in full of all outstanding options granted pursuant to Existing Scheme) must not in aggregate exceed 10% of the Shares in issue at the date of approval of the New Scheme.

The New Scheme became effective on 26th November, 2002 and the Company may grant options under the New Scheme and any other share option schemes of the Company in respect of which, up to 215,848,078 shares may be issued.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, with the payment of HK$10.00 as consideration being payable by the grantee. The exercise period of the share options granted is determinable by the directors, which may commence from the date of grant and end on the date falling within 10 years from the date of grant.



31. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the Existing Scheme during the year:

Name or category of participant	Number of share options: At 1st January, 2002	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At 31st December, 2002	Date of grant	Exercise period	Exercise price HK$
Directors									
Prasert Poongkumarn	501,991	–	–	501,991	–	–	10th April, 1992	10th April, 1992 to 10th April, 2002	1.64
	18,479,248	–	–	–	–	18,479,248	20th May, 1994	20th May, 1994 to 20th May, 2004	1.752
Thirayut Phitya-Isarakul	25,000,000	–	–	–	–	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
Thanakorn Seriburi	17,500,000	–	–	–	–	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
Other employees in aggregate	55,798,000	–	–	55,798,000	–	–	10th April, 1992	10th April, 1992 to 10th April, 2002	1.64
	18,433,164	–	–	18,433,164	–	–	24th April, 1992	24th April, 1992 to 24th April, 2002	1.892
	2,221,275	–	–	2,221,275	–	–	28th July, 1992	28th July, 1992 to 28th July, 2002	2.15
	7,700,000	–	–	–	–	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
	145,633,678	–	–	76,954,430	–	68,679,248			

31. SHARE CAPITAL (continued)

Share option scheme (continued)

The Company's share options outstanding at the balance sheet date were as follows:

Expiry date	Exercise price *HK$*	No. of share issuable under the share options
20th May, 2004	1.752	18,479,248
10th August, 2008	0.3875	50,200,000
		68,679,248

At the balance sheet date, the Company had 68,679,248 share options outstanding under the Existing and New Schemes. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 68,679,248 additional ordinary shares and cash proceeds to the Company of approximately HK$51,828,000 (US$6,645,000) before the related issue expenses.

Subsequent to the balance sheet date on 26th February, 2003, 215,848,078 shares were granted to various directors and executives at a subscription price of US$0.05 per ordinary shares under the New Scheme. Total options granted under the Existing Scheme and New Scheme represented 3.2% and 10% respectively of the current issued share capital of the Company.



32. RESERVES

GROUP

	Contributed surplus	Fixed asset revaluation reserve	General reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Accumulated losses	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1st January, 2001	6,093	10,971	(2,372)	61,911	19,301	12,739	(55,941)	(126,516)	(73,814)
Exchange realignments	-	(5,254)	1,272	(2,674)	-	-	-	-	(6,656)
Surplus on revaluation, net	-	2,512	-	-	-	-	-	-	2,512
Release upon disposal of associates	-	-	-	(3,327)	(163)	(256)	1,370	-	(2,376)
Capitalisation of reserve fund	-	-	-	-	(611)	-	-	-	(611)
Exchange gains arising from translation of foreign currency financial statements	-	-	-	-	-	-	729	-	729
Transfers from/(to) the profit and loss account	-	-	42	-	3,096	618	(87)	(3,669)	-
Loss for the year	-	-	-	-	-	-	-	(10,298)	(10,298)
At 31st December, 2001 and 1st January, 2002	6,093	8,229	(1,058)	55,910	21,623	13,101	(53,929)	(140,483)	(90,514)
Exchange realignments	-	(903)	131	(287)	-	-	-	-	(1,059)
Surplus on revaluation	-	3,672	-	-	-	-	-	-	3,672
Deficit on revaluation of land and buildings	-	(153)	-	-	-	-	-	-	(153)
Release upon disposal of associates	-	-	-	(16,690)	-	-	6,546	-	(10,144)
Capitalisation of general reserve	-	-	(4,189)	4,189	-	-	-	-	-
Movements arising from the restructuring of a subsidiary	-	(1,498)	3,333	(960)	-	-	-	-	875
Release upon reclassification from associate to short term investments	-	-	-	(5,250)	-	-	2,058	-	(3,192)
Exchange losses arising from translation of foreign currency financial statements	-	-	-	-	-	-	378	-	378
Transfers from/(to) the profit and loss account	-	-	-	-	1,143	626	-	(1,769)	-
Profit for the year	-	-	-	-	-	-	-	92,602	92,602
At 31st December, 2002	6,093	9,347	(1,783)	36,912	22,766	13,727	(44,947)	(49,650)	(7,535)

32. RESERVES (continued)

COMPANY

	Share premium US$'000	Contributed surplus US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2001	51,210	6,093	(68,699)	(11,396)
Loss for the year	–	–	(28,099)	(28,099)
At 31st December, 2001 and 1st January, 2002	51,210	6,093	(96,798)	(39,495)
Profit for the year	–	–	82,955	82,955
At 31st December, 2002	51,210	6,093	(13,843)	43,460

The contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances.

The general reserve represents a reserve transferred from unappropriated profits in a subsidiary and is available for distribution. The nature of the expansion and reserve funds are set out in note 33 below.

The capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years. The current year's movement is related to non-distributable reserves from the Group's Turkish subsidiary.



33. ACCUMULATED LOSSES

	GROUP	
	2002	2001
	US$'000	*US$'000*
Retained in:		
Company	**(13,843)**	(96,798)
Reversals of provisions for impairment losses of investments in subsidiaries and an associate	**12,359**	45,359
	(1,484)	(51,439)
Subsidiaries	**(18,648)**	(63,797)
Jointly controlled entities	**(43,136)**	(36,553)
Associates	**13,618**	11,306
	(49,650)	(140,483)

A significant number of the Group's interests in subsidiaries, jointly controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in the PRC are available for distribution in the form of cash dividends to each of the joint venture partners after the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonus and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to income before arriving at a net profit in accordance with IAS.

33. ACCUMULATED LOSSES (continued)

The profit distributions of the PRC joint venture companies are declared and paid in Renminbi ("RMB"). In certain circumstances, if the joint venture has foreign currencies available after meeting its operational needs, the foreign investor in the joint venture may access such foreign currencies for profit distribution. Otherwise, such distributions to the Group outside the PRC have to be converted into foreign currencies through an approved exchange centre, successful arrangement of import substitutions, compensation trade or other means approved by the relevant authorities. Further details on distributions of RMB earnings are set out in note 34 below.

34. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. Following the unification of exchange rates by the PRC government on 1st January, 1994 and the establishment of the National Foreign Exchange Trading Centre in Shanghai (the "exchange centre") in April, 1995, Sino-foreign equity joint venture enterprises can enter into exchange transactions at the exchange centre through the Bank of China or other authorised institutions. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China.

Payments for imported materials and the remittance of earnings outside the PRC are subject to the availability of foreign currencies, which are dependent on the foreign currency denominated earnings of the joint ventures, or must be made through the exchange centre. Approval for such foreign currency exchanges at the exchange centre is granted to joint ventures for valid reasons such as purchases of imported materials and the remittance of earnings. While the conversion of RMB into foreign currencies can generally be effected at the exchange centre, there is no guarantee that it can be effected at all times.

The products of the Company's subsidiaries, jointly controlled entities and associates operating in the PRC are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.



34. FOREIGN CURRENCY EXCHANGE (continued)

In addition, to the extent that foreign currencies are not sufficient to pay distributions, the Group's share of distributions from the PRC subsidiaries, jointly controlled entities and associates have to be converted into foreign currencies through the exchange centre at prevailing rates. The companies are not normally able to hedge their foreign exchange exposure because neither the Bank of China, nor other financial institutions authorised to engage in foreign exchange transactions in the PRC offer forward exchange contracts.

Should the RMB devalue against the United States dollar, it may reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly controlled entities and associates of the Company.

At 31st December, 2002, the exchange rate quoted by the People's Bank of China was approximately US$1.00 = RMB8.3 (2001: US$1.00 = RMB8.3).

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Acquisition of subsidiaries

	2002	2001
	US$'000	*US$'000*
Net assets acquired:		
Fixed assets	**18,144**	–
Short term investments	**694**	–
Inventories	**5,758**	–
Accounts receivable, other receivables and deposits	**14,527**	–
Amounts due from related companies	**1,135**	–
Cash and bank balances	**628**	–
Accounts payable, other payables and accrued expenses	**(18,026)**	–
Amounts due to related companies	**(3,578)**	–
Interest-bearing bank loans	**(18,394)**	–
	888	–
Satisfied by:		
Cash	**888**	–

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

An analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2002	2001
	US$'000	*US$'000*
Cash consideration	**888**	–
Cash and bank balances acquired	**(628)**	–
Net outflow of cash and cash equivalents in respect of acquisition of subsidiaries	**260**	–

On 24th December, 2002, the Group acquired a 100% interest in Yue Thai Industrial (Tianjin) Company Limited and its subsidiaries (collectively referred to as "Yue Thai Companies") from a related company. The Yue Thai Companies are engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. Further details of the transaction are included in note 38(c) to the financial statements. The purchase consideration for the acquisition was in the form of cash of US$888,000 being paid at the acquisition date.



36. COMMITMENTS

As at the balance sheet date, the Group had the following commitments:

(i) Capital expenditure authorised, but not provided for in the financial statements, was as follows:

(a)

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Unpaid capital contributions to certain:				
Subsidiaries	**6,978**	4,906	–	–
Jointly controlled entities	**482**	–	–	–
	7,460	4,906	–	–
Machinery and equipment:				
Contracted for	**3,023**	1,935	–	–
Not contracted for	**7,710**	1,812	–	–
	10,733	3,747	–	–

(b) The Group's share of capital commitments of the jointly controlled entities was as follows:

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Contracted for	**1,862**	2,686	–	–
Not contracted for	–	–	–	–
	1,862	2,686	–	–

36. COMMITMENTS (continued)

(ii) As at 31st December, 2002, the Group and the Company had total future minimum lease payments under operating leases falling due as follows:

(a)

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Land and buildings expiring:				
Within one year	**1,865**	1,299	**-**	-
In the second to fifth years, inclusive	**4,817**	4,263	**-**	-
Beyond five years	**15,494**	15,643	**-**	-
	22,176	21,205	**-**	-
Plant and machinery expiring:				
Within one year	**569**	595	**-**	-
In the second to fifth years, inclusive	**2,239**	2,357	**-**	-
Beyond five years	**4,134**	5,550	**-**	-
	6,942	8,502	**-**	-

(b) *The Group's share of operating lease commitments of the jointly controlled entities was as follows:*

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Land and buildings expiring:				
Within one year	**296**	171	**-**	-
In the second to fifth years, inclusive	**1,172**	689	**-**	-
Beyond five years	**7,232**	4,066	**-**	-
	8,700	4,926	**-**	-
Plant and machinery expiring:				
Within one year	**31**	31	**-**	-
In the second to fifth years, inclusive	**125**	125	**-**	-
Beyond five years	**830**	865	**-**	-
	986	1,021	**-**	-



37. CONTINGENT LIABILITIES

Contingent liabilities in respect of guarantees at the balance sheet date not provided for in the financial statements were as follows:

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Guarantees given to banks in connection with facilities granted to:				
Jointly controlled entities	**9,676**	7,412	–	–
Related company*	**5,458**	5,900	**5,458**	5,900
In respect of guarantees to third parties and discounted bills of exchange	**12,073**	19,904	–	–
	27,207	33,216	**5,458**	5,900

* *The amount is related to a guarantee given by the Company to the bank of a subsidiary of a related party. The Group has a 7.2% indirect equity interest in this subsidiary of the related party and the guarantee given represents 10% of the credit facility granted to it by this bank.*

38. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchases transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Dhanin Chearavanont, Sumet Jiaravanon, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul, Thanakorn Seriburi and Veeravat Kanchanadul, directors of the Company, have beneficial interests. Details of the major related party transactions are set out as follows:

		GROUP	
		2002	2001
	Notes	***US$'000***	*US$'000*
Sales of goods to jointly controlled entities and associates	*(i)*	**15,752**	26,768
Sales of goods to related companies	*(i)*	**12,513**	18,462
Purchases of raw materials from jointly controlled entities and associates	*(ii)*	**38,826**	55,360
Purchases of raw materials from related companies	*(ii)*	**23,753**	24,324

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Company paid an advisory fee of US$100,000 (2001: US$100,000) to Charoen Pokphand Group Company Limited for the provision of technical and management support services to the Group. The advisory fee was determined by reference to the agreed service fees between the parties.

Messrs. Dhanin Chearavanont and Sumet Jiaravanon, directors of the Company, have beneficial interests in the share capital of Charoen Pokphand Group Company Limited.



38. RELATED PARTY TRANSACTIONS (continued)

(c) On 18th November, 2002, Chia Tai (China) Agro-Industrial Ltd., a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with a related party, Chia Tai International Investment Company Limited ("CTII") for the acquisition of all the issued shares in Yue Thai Industrial (Tianjin) Company Limited and its subsidiaries (collectively referred to as "Yue Thai Companies") and all outstanding shareholder's loan advanced by CTII to Yue Thai Companies for a consideration of US$888,000. The consideration was determined on the basis of the net asset values of Yue Thai Companies which in the opinion of the directors approximate to the fair value. The transaction has been approved by independent shareholders and was completed on 24th December, 2002. Yue Thai Companies were engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC.

39. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group is exposed to market risk including, primarily, changes in interest rates and currency exchange rates in connection with its risk management activities. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

39. FINANCIAL INSTRUMENTS (continued)

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This investment policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with trade receivables is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of itscustomers' financial conditions and, generally, requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectability of all accounts receivable.

For the industrial sector, the majority of cash from sales was maintained with State-owned banks and their subsidiaries in the PRC, with a small amount being placed with a local branch of a foreign bank. The jointly controlled entities market their products principally to related parties and independent distributors in the PRC.

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable

Cash on hand and in banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 30-day terms, are recognised and carried at original invoice amount less allowances for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.



39. FINANCIAL INSTRUMENTS (continued)

(c) Fair value of financial instruments (continued)

(i) *Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable (continued)*

Liabilities for accounts and other amounts payable which are normally settled on 90-day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable are carried at their fair values because of the immediate or short term maturity of these financial instruments.

(ii) *Amounts due from/to related companies*

Receivables from and payables to related companies are recognised and carried at cost.

(iii) *Bank loans*

The carrying amounts of bank loans approximate their fair values, based on the borrowing rates currently available for bank loans with similar terms and average maturity.

(iv) *Floating rate notes*

The carrying amounts of the floating rate notes approximate their fair values, based on current interest rates and remaining maturity.

40. SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Group disposed of 42,799,726 shares of Shanghai Dajiang (Group) Stock Co., Ltd. ("Shanghai Dajiang") and recorded a gain of approximately US$3,445,000. As a result of the disposal, the Group's interest in Shanghai Dajiang was reduced from 8.7% to 2.4% (2001: from 36.4% to 31.1%).

41. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 2nd April, 2003.



List of Subsidiaries, Jointly Controlled Entities and Associates

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Advance Motorcycle Co. Ltd.	US$50,000	British Virgin Islands	**55%***	55%*	Investment holding
Advance Motorcycle Investment Co. Ltd.	US$100	British Virgin Islands	**68%***	68%*	Investment holding
Beijing Chia Tai Livestock Co., Ltd.	RMB30,000,000	PRC	**37%***	37%*	Production and sale of animal feeds
Beijing Heng Da Breed-Tech Co. Ltd.	RMB5,785,430	PRC	**100%***	–	Chicken breeding
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
C.P. Pokphand (Finance) Co. Ltd.	US$1,000	Cayman Islands	**100%**	100%	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	**100%***	100%*	Dormant
C.P. Standart Gida Sanayi ve Ticaret A.S.	TL20,000,000,000,000	Turkey	**84%***	83%*	Production and sale of animal feeds, chickens and processed meat
C.T. Progressive (Aquaculture) Ltd.	HK$100,000	Bermuda	**100%**	100%	Investment holding



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	**100%**	100%	Investment holding
C.T. Progressive (Indonesia) Agro Limited	US$1,000	British Virgin Islands	**100%**	100%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	**100%**	100%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	**100%**	100%	Investment holding
Causeway Developments Limited	US$1	British Virgin Islands	**100%***	100%*	Investment holding
Changsha Chia Tai Co., Ltd.	US$4,100,000	PRC	**100%***	100%*	Production and sale of animal feeds
Charoen Pokphand Development (Turkey) Limited	US$1	British Virgin Islands	**100%**	100%	Investment holding
Chengdu Chia Tai Company Limited	US$6,300,000	PRC	**70%***	70%*	Production and sale of animal feeds and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	**100%**	100%	Investment holding



List of Subsidiaries, Jointly Controlled Entities and Associates (continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Chia Tai (China) Investment Co., Ltd.	US$33,000,000	PRC	**100%**	100%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai (Sichuan) Investment Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Chengdu Company Limited	US$250,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	**66%***	66%*	Investment holding
Chia Tai Group (Tianjin) Enterprise Co. Ltd.	US$16,600,000	PRC	**100%***	–	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co. Ltd.	US$1,000,000	PRC	**100%***	–	Property investment
Chia Tai Guangxi Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	**100%***	100%*	Investment holding



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Chia Tai Hebei Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	**90%***	90%*	Investment holding
Chia Tai Jinxi Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	**100%***	100%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	**95%***	95%*	Investment holding

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held		Principal activities
			2002	2001	
Chia Tai Shaanxi Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Shandong Co., Ltd.	US$100	British Virgin Islands	**100%***	100%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Song Liao Company Limited	HK$100,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Tianjin Livestock Machinery Company Limited	HK$2	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	**100%***	100%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	RMB47,500,000	PRC	**100%***	100%*	Production and sale of animal feeds

List of Subsidiaries, Jointly Controlled Entities and Associates (continued)



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Chia Tai Yueyang Company Limited	US$9,550,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Chiatai (Wuhu) Co., Ltd.	RMB40,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Chongqing Chia Tai Company Limited	RMB30,000,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.	RMB10,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Chu Zhou Chia Tai Co., Ltd.	RMB35,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Dalian Chia Tai Enterprise Co., Ltd.	RMB15,000,000	PRC	**100%***	100%*	Production and sale of animal feeds and chickens
Dun Hua Chia Tai Enterprises Co., Ltd.	RMB24,127,895	PRC	**100%***	75%*	Production and sale of animal feeds



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Ek Chor China Motorcycle Co. Ltd.	US$1,752,600	Bermuda	**68%**	68%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	**68%***	68%*	Investment holding
Ek Chor Development Limited	US$1	British Virgin Islands	**100%***	100%*	Investment holding
Ek Chor Distribution (Shenyang) Property Company Limited	HK$2	Hong Kong	**100%***	100%*	Property investment
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	**68%***	68%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	**68%***	68%*	Investment holding
Everwell Developments Limited	US$1	British Virgin Islands	**100%***	100%*	Investment holding
Fuzhou Da Fu Company Limited	RMB44,000,000	PRC	**100%***	100%*	Production and sale of animal feeds and chickens
Ganzhou Chia Tai Co., Ltd.	RMB18,000,000	PRC	**80%***	80%*	Production and sale of animal feeds
Grand Great Investments Limited	US$100	British Virgin Islands	**100%***	–	Investment holding
Guang An Chia Tai Co., Ltd.	RMB4,500,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens

List of Subsidiaries, Jointly Controlled Entities and Associates (continued)



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Guanghan Chia Tai Feed Tech Co., Ltd.	RMB7,000,000	PRC	**91%***	91%*	Production and sale of animal feeds
Guide Luck Limited	HK$10,000	Hong Kong	**100%***	100%*	Property investment
Guilin Chia Tai Co., Ltd.	RMB31,000,000	PRC	**85%***	85%*	Production and sale of animal feeds
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC	**88%***	88%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$4,000,000 and RMB20,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Hangzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Hannick Limited	HK$2	Hong Kong	**100%***	100%*	Property investment
Hefei Chia Tai Co., Ltd.	RMB85,000,000	PRC	**90%***	90%*	Production and sale of animal feeds and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC	**80%***	80%*	Production and sale of animal feeds, chickens, processed meat and cereal and oil products



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC	**97%***	–	Production and sale of animal feeds
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC	**58%***	58%*	Production and sale of animal feeds
Huai Hua Chia Tai Co., Ltd.	US$4,587,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Huazhong Chia Tai Co., Ltd.	RMB54,000,000	PRC	**70%***	70%*	Production and sale of chlortetra
Huludao Chia Tai Co., Ltd.	RMB12,500,000	PRC	**60%***	60%*	Production and sale of animal feeds
Inner Mongolia Chia Tai Co., Ltd.	US$4,325,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds

List of Subsidiaries, Jointly Controlled Entities and Associates (continued)



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC	**65%***	65%*	Production and sale of animal feeds, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Jiangsu Huai Yin Chia Tai Co., Ltd.	RMB30,000,000	PRC	**58%***	58%*	Production and sale of animal feeds
Jinan Chia Tai Company Limited	RMB10,500,000	PRC	**65%***	65%*	Production and sale of animal feeds
Jiu Jiang Advance Feed Tech Co., Ltd.	RMB3,000,000	PRC	**88%***	88%*	Production and sale of animal feeds
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Kunming Chia Tai Company Limited	US$6,405,300	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Lanzhou Chia Tai Company Limited	RMB35,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens



List of Subsidiaries, Jointly Controlled Entities and Associates (continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Liuzhou Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC	**70%***	70%*	Production and sale of feeds
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC	**80%***	80%*	Production and sale of animal feeds
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Nanjing Chia Tai Livestock Co., Ltd.	RMB16,000,000	PRC	**100%***	100%*	Production and sale of duckling
Nanning Chia Tai Animal Husbandry Company Limited	RMB33,908,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Nantong Chia Tai Co., Ltd.	US$16,500,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB30,000,000	PRC	**60%***	60%*	Production and sale of animal feeds
Nantong Chia Tai Tech Feed Co., Ltd.	RMB3,000,000	PRC	**60%***	60%*	Production and sale of animal feeds



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Nei Jiang Chia Tai Feed & Poultry Co., Ltd.	US$3,900,000	PRC	**70%***	70%*	Production and sale of animal feeds
Ningbo Chia Tai Agriculture Company Limited	RMB35,000,000	PRC	**70%***	70%*	Production and sale of animal feeds and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC	**100%***	100%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC	**70%***	70%*	Production and sale of animal feeds
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB56,000,000	PRC	**70%***	70%*	Production and sale of chlortetra
Qingdao Chia Tai Company Limited	US$27,690,000	PRC	**100%***	100%*	Production and sale of animal feeds, chickens and processed meat
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC	**77%***	77%*	Production and sale of animal feeds, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC	**52%***	52%*	Manufacture and distribution of L-Lysine



List of Subsidiaries, Jointly Controlled Entities and Associates (continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Shaanxi Chia Tai Co., Ltd.	US$6,124,900	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Shangcai Advance Feed Tech Co., Ltd.	RMB3,500,000	PRC	**100%***	100%*	Production and sale of animal feeds
Shang Cai Chia Tai Co., Ltd.	RMB23,100,000	PRC	**70%***	70%*	Production and sale of animal feeds and chickens
Shanxi Chia Tai Company Limited	US$11,673,200	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Shenyang Advance Feed Tech Co., Ltd.	RMB5,000,000	PRC	**100%***	–	Production and sale of animal feeds
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC	**70%***	70%*	Production and sale of animal feeds and chickens
Smart Gateway Limited	US$100	British Virgin Islands	**100%***	–	Investment holding

List of Subsidiaries, Jointly Controlled Entities and Associates *(continued)*



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Tai Zhou Chia Tai Co., Ltd.	RMB17,500,000	PRC	**76%***	76%*	Production and sale of animal feeds
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB48,000,000	PRC	**100%***	100%*	Production and sale of animal feeds and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$4,211,349	PRC	**100%***	100%*	Production and sale of animal feeds
Tianjin Chia Tai Machinery Company Limited	US$2,737,602	PRC	**100%***	100%*	Production and sale of machinery
Urumqi Chia Tai Company Limited	RMB34,250,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Weifang Advance Feed Tech Co., Ltd.	RMB3,500,000	PRC	**100%***	100%*	Production and sale of animal feeds
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC	**70%***	70%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	**100%***	100%*	Property investment
World Home Limited	HK$10,000	Hong Kong	**100%***	100%*	Property investment
Wuhan Chia Tai Co., Ltd.	RMB22,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds



List of Subsidiaries, Jointly Controlled Entities and Associates (continued)

Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Wuhan Chia Tai Food Co., Ltd.	RMB93,000,000	PRC	**90%***	90%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB9,500,000	PRC	**95%***	–	Production and sale of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC	**60%***	60%*	Production and sale of animal feeds and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB30,000,000	PRC	**85%***	85%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB48,000,000	PRC	**100%*#**	100%*#	Production and sale of animal feeds and chickens
Xianghe Chia Tai Co., Ltd.	US$6,900,000	PRC	**100%***	100%*	Production and sale of animal feeds and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB4,000,000	PRC	**82%***	82%*	Operation of swine farms
Xuzhou Chia Tai Co., Ltd.	RMB16,000,000	PRC	**65%***	65%*	Production and sale of animal feeds
Yi Chang Chia Tai Co., Ltd.	RMB52,700,000	PRC	**100%***	100%*	Production and sale of animal feeds and operation of swine farms



Name of company	Nominal value of issued share/ paid-up capital	Place of incorporation/ registration	Percentage of equity capital held 2002	2001	Principal activities
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB6,000,000	PRC	**75%***	75%*	Production and sale of animal feeds
Yili Chia Tai Livestock Co., Ltd.	RMB5,000,000	PRC	**91%***	–	Production and sale of animal feeds
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC	**85%***	85%*	Production and sale of animal feeds
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	**100%***	–	Investment holding
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC	**100%***	100%*	Production and sale of animal feeds
Zhumadian Chia Tai Company Limited	RMB28,060,318	PRC	**55%***	55%*	Production and sale of animal feeds

* – *held by subsidiaries*

** – *deferred share capital*

– *100% of the share capital is held, but the Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.*

All subsidiaries have their place of operations in Hong Kong except for those subsidiaries which are incorporated or registered in the PRC and Turkey which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.



List of Subsidiaries, Jointly Controlled Entities and Associates (continued)

JOINTLY CONTROLLED ENTITIES

Details of the jointly controlled entities are as follows:

Name of company	Percentage of equity capital held 2002	2001	Principal activities
Beijing Chia Tai Feedmill Limited	**33.2%**	33.2%	Production and sale of animal feeds
Beijing Poultry Breeding Company Limited	**36.0%**	36.0%	Production and sale of chickens
Dong Fang Chia Tai Seed Co., Ltd.	**50.0%**	50.0%	Production and sale of seeds
ECI Metro Trading (Shanghai) Co., Ltd.	**34.1%**	34.1%	Trading of Caterpillar products
Gansu ECI – Metro Engineering Machinery Service Co., Ltd.	**34.1%**	–	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI – Metro Machinery Co., Ltd.	**34.1%**	34.1%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	**50.0%**	50.0%	Production and sale of animal feeds
Henan East Chia Tai Co., Ltd.	**50.0%**	50.0%	Production and sale of animal feeds and operations of swine farms
Hunan Chia Tai Livestock Co., Ltd.	**50.0%**	50.0%	Operation of swine farms
Jiangsu Chia Tai Seeds Co., Ltd.	**60.0%***	–	Production and sale of seeds
Jilin Chia Tai Company Limited	**45.0%**	45.0%	Production and sale of animal feeds and chickens
Jilin Chia Tai Enterprise Co., Ltd.	**50.0%**	50.0%	Production and sale of animal feeds



Name of company	Percentage of equity capital held 2002	2001	Principal activities
Jilin Da He Feedmill Co., Ltd.	**29.3%**	29.3%	Production and sale of animal feeds
Jilin Dalong Feed Co., Ltd.	**30.0%**	30.0%	Production and sale of animal feeds
Jilin De Da Company Limited	**50.0%**	50.0%	Production and sale of animal feeds, chickens, processed meat and cereal and oil products
Kaifeng Chia Tai Company Limited	**50.0%**	50.0%	Production and sale of animal feeds, chickens and cereal and oil products
Luoyang Northern Ek Chor Motorcycle Company Limited	**37.5%**	37.5%	Production and sale of motorcycles
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd	**34.1%**	–	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd	**34.1%**	–	Provision of Caterpillar machinery repair and maintenance services
Shanghai Dahua Industrial Appliances Co., Ltd.	**25.0%**	40.5%	Production and sale of husbandry appliances
Shanghai-Ek Chor General Machinery Co., Ltd.	**34.1%**	34.1%	Production and sale of automotive accessories

Name of company	Percentage of equity capital held 2002	2001	Principal activities
Sichuan ECI – Metro Machinery Co., Ltd.	**34.1%**	34.1%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	**38.3%**	38.3%	Production and sale of animal feeds
Yueyang Polypackaging Materials Co., Ltd.	**60.0%***	–	Production and sale of woven packaging materials
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	**34.1%**	34.1%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	**19.1%**	19.1%	Production and sale of motorcycle and automotive carburetors

* *Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly controlled entities.*



ASSOCIATES

Name of company	Percentage of equity capital held 2002	2001	Principal activities
Conti Chia Tai International Limited	**50.0%**	50.0%	Production and sale of animal feeds and premix and the operation of chickens and swine farms
ECI Metro Investment Co., Ltd.	**34.1%**	34.1%	Investment holding and trading of machinery and spare parts
Lotus Distribution International Limited	**30.0%**	30.0%	Investment holding



Notice of Annual General Meeting

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 10th June, 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31st December, 2002;

2. To fix the number of Directors;

3. To elect Directors;

4. To appoint Auditors and to authorise the Directors to fix their remuneration; and

5. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolutions as Ordinary Resolutions:

A. "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase or to be converted into shares of the Company; or (iii) the exercise of options granted under the Company's executive share option scheme, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and



(d) for the purpose of this Resolution:

"Relevant Period" means the period from the date of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory)."

B. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) the expression "Relevant Period" shall for the purpose of this Resolution have the same meaning as assigned to it under the Resolution set out as Resolution A in paragraph 5 of the notice convening this Meeting."

C. **"THAT** conditional upon the Resolutions set out as Resolutions A and B in paragraph 5 of the notice convening this Meeting being passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 16th April, 2003

Notes:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not also be a member of the Company.

2. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting.

3. The Directors' general mandate to deal with the authorised but unissued share capital of the Company is proposed to be renewed by virtue of the Resolutions set out as Resolutions A and C in paragraph 5 of the above notice, although the Directors wish to state that they have no present intention to exercise such general mandate.



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

It is proposed that at the 2003 Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company"), a resolution will be proposed granting the directors of the Company (the "Directors") a general mandate to repurchase shares in its capital ("Shares"), since the previous general mandate granted to the Directors at the 2002 Annual General Meeting of the Company will expire at the forthcoming Annual General Meeting. In accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is required to send to shareholders an explanatory statement (the "Explanatory Statement") containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned resolution.

The purpose of the Explanatory Statement is to set out information required to be given to shareholders regarding the proposed granting to the Directors of a general mandate to repurchase Shares. The Shares proposed to be repurchased by the Company are fully paid-up.

(a) Exercise of the general mandate to repurchase Shares

The Resolution set out as Resolution B in paragraph 5 of the Notice convening the 2003 Annual General Meeting will, if passed, give a general unconditional mandate to the Directors (the "Share Repurchase Mandate") to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") Shares representing up to 10% of its share capital in issue at the date of such Resolutions at any time until the next Annual General Meeting of the Company of any earlier date as referred to in that Resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to specific transactions.

Accordingly, exercise in full of the Share Repurchase Mandate (on the basis of 2,158,480,786 Shares in issue as at 16th April, 2003, being the latest practicable date prior to the printing of the Explanatory Statement) would result in up to 215,848,078 Shares being repurchased by the Company during the Relevant Period.



(b) **Reasons for the repurchases**

The Directors believe that the flexibility afforded to them by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

(c) **Funding of repurchases**

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda (under which the Company was incorporated). The Directors propose that any Shares repurchased under the Share Repurchase Mandate would be financed from capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

If the Share Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements of the Company or the gearing levels, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2002. The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the repurchased mandate and do not propose to exercise such mandate to such an extend as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking account of all relevant factors, in the best interests of the Company.



(d) Share prices

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of the Explanatory Statement are as follows:

	Highest	Lowest
	HK$	*HK$*
2002		
April	0.136	0.104
May	0.145	0.124
June	0.233	0.135
July	0.223	0.130
August	0.260	0.160
September	0.340	0.222
October	0.310	0.238
November	0.300	0.260
December	0.390	0.265
2003		
January	0.350	0.290
February	0.370	0.285
March	0.355	0.275

(e) General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

If as the result of a repurchase of shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. As at 16th April, 2003, being the latest practicable date prior to the printing of this Explanatory Statement, Pakeman Co. Inc. ("Pakeman"), Perfect Investment Limited ("Perfect") and CPI Holding Co., Ltd. ("CPI"), shareholders which are acting in concert, hold 1,066,662,834 Shares, representing approximately 49.4% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Share Repurchase Mandate, then (if the present shareholding otherwise remained the same), the interest held by Pakeman, Perfect and CPI which are acting in concert would be increased to approximately 54.9% of the issued share capital of the Company. In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to repurchase any Shares and therefore do not propose to exercise the Share Repurchase Mandate to such extent.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Share Repurchase Mandate is approved by the shareholders.

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the date of the Explanatory Statement.

Date: 16th April, 2003

